Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Manual for Shareholders’ Participation in the Annual Shareholders’ Meeting of April, 13, 2015

Manual for Shareholders’ Participation

Annual and Extraordinary

General Shareholders’ Meeting

of April 13, 2016

TABLE OF CONTENTS

3	Message from the Management

4	Call notice

8	Additional procedures

12	Annex I – Financial statements referring to the fiscal year ended on December 31, 2015, including (i) the Management Report of the fiscal year ended on December 31, 2015; (ii) Report from our Independent Auditors and (iii) Report from our Fiscal Council

13	Annex II – Management discussion and analysis on the financial conditions of the Company, under the terms of item 10 of the Reference Form

57	Annex III – Allocation of net earnings proposal for the fiscal year, pursuant to Annex 9-1-II of CVM Instruction n [r] 481/2009

60	Annex IV – Management and Fiscal Council compensation proposal;

62	Annex V – Information about the management compensation, under the terms of item 13 of the Reference Form;

85	Annex VI – Information about the candidates for members of the Fiscal Council indicated or supported by the management, under the terms of items 12.5 to 12.10 of the Reference Form;

92	Glossary of the terms used in items 10, 12.5 to 12.10 and 13 of the Reference Form which are part of this document

94	Annex VII – Rectification of the annual compensation of 2012, 2013 and 2014

96	Model for power of attorney

MESSAGE FROM THE MANAGEMENT

Dear Shareholders,

We are pleased to invite you to attend the Annual and Extraordinary General Shareholders’ Meeting (the “Meeting”) of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on April 13, 2016, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo, Brazil, in accordance with the Call Notice to be published in the newspapers Valor Econômico on March 14, 15 and 16, 2016 and Diário Oficial do Estado de São Paulo on March 12, 15 and 16, 2016, also available at the Company’s website (www.ultra.com.br).

The preparation of this Manual for Shareholders’ Participation (the “Manual”) is aligned with the Company’s philosophy towards the continuous improvement of its corporate governance practices, including the quality and convenience of the information provided to our shareholders.

The purpose of this document is to present the management proposals and to provide you with clarification and guidance regarding the matters to be discussed and procedures required for your attendance and power of attorney to participate in the Meeting, consolidating in a single file all documents published by Ultrapar in connection with the Meeting.

In addition to the information disclosed, we also inform you that Ultrapar’s Investor Relations team will be available for additional clarification by e-mail invest@ultra.com.br or telephone +55 11 3177-7014.

All shareholders of Ultrapar (including holders of common shares in the form of ADRs) may vote in all matters included in the agenda. Each common share entitles its holder to one vote in the Meeting’s resolutions.

We count on your presence.

CALL NOTICE

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

Call Notice

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING The shareholders are hereby invited to attend the Annual and Extraordinary General Shareholders’ Meeting of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on April 13, 2016, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo (the “Shareholders’ Meeting”), in order to vote on the following matters:

1. Annual General Shareholders Meeting

1.1. Analysis and approval of Management Report, Management accounts and financial statements referring to the fiscal year ended on December 31, 2015, together with the report from the Independent Auditors and the opinion from the Fiscal Council;

1.2.	Allocation of net earnings for the fiscal year ended on December 31, 2015;

1.3.	Approval of the Management’s compensation; and

1.4. Based on the request for installation of the Fiscal Council made by shareholders representing more than 2% (two percent) of the voting shares issued by the Company:

1.4.a. Election of the members of the Fiscal Council; and

1.4.b. Approval of its compensation;

2. Extraordinary Shareholders Meeting

2.1. Re-Ratification of the annual overall compensation paid to the Company’s Management in 2012, 2013 and 2014 in compliance with the CVM understanding expressed in the Official Letter 0114/2015/CVM/SEP/GEA-2.

Attendance at the Meeting

The shareholders, including holders of American Depositary Receipts (“ADRs”), of the Company may attend to the Meeting in person or represented by proxies and must comply with the requirements for attendance provided for in article 12 of the Company’s Bylaws, presenting the documents listed under items Individual Shareholder, Corporate Shareholder and Investment Funds below. The status of shareholder will be evidenced by submitting a statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them up to three days prior to the Shareholders’ Meeting.

Shareholders holding ADRs will be represented at the Meeting by the custodian of the shares underlying the ADRs pursuant to the terms of the deposit agreement, dated December 16, 1999, as amended (“Deposit Agreement”). The procedures for exercising voting rights in connection with the ADRs will be specified in a communication to be delivered to ADR holders by the depositary institution, pursuant to the terms of the Deposit Agreement. Shareholders may be represented by proxies that have been established within one year, representatives who may be shareholders, managers of the company represented, lawyers, financial institutions, or investment fund managers representing the investors.

Individual Shareholder

•	Original or certified copy of a photo identification (ID, Alien Resident Card, driver’s license, officially recognized work card, or passport, in case of non-Brazilians); and

•	Original or certified copy of the power-of-attorney, if applicable, and a photo identification of the proxy.

Corporate Shareholder

•	Certified copy of the most recent consolidated bylaws or articles of incorporation and of the corporate action granting power of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•	Original or certified copy of photo identification of the proxy or proxies; and;

•	Original or certified copy of the power of attorney, if applicable, and photo identification of the proxy.

Investment Funds

•	Evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers;

•	The corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and

•	In the event the representative or proxy is a legal entity, the same documents referred to in “Corporate Shareholder” must be presented to the Company.

The documents listed above must be sent to the Investor Relations Department until 2:00 p.m. of April 11, 2016.

Availability of Documents and Information

In accordance with Ultrapar’s Bylaws and with article 6 of CVM Instruction nr 481, of December 17, 2009, the documents and information regarding the matters to be approved, as well as other relevant information and documents to the exercise of voting rights in the Meeting, were filed with the CVM and are available in CVM website (www.cvm.gov.br), in the Company’s headquarters, in the BM&FBOVESPA website (www.bmfbovespa.com.br) and in the Company’s website (www.ultra.com.br), where the Manual of the Annual and Extraordinary Shareholders’ Meeting is also available.

São Paulo, March 11, 2016.

PAULO GUILHERME AGUIAR CUNHA

Chairman of the Board of Directors

ADDITIONAL PROCEDURES

The documents necessary for your participation in the Meeting are specified in the Call Notice.

We clarify that in the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in English or Spanish.

Ultrapar, aiming to facilitate the representation of its shareholders at the Meeting (excluding holders of common shares in the form of ADRs), provides in the end of this Manual a power-of-attorney model, through which shareholders may appoint the lawyers thereby indicated to represent them at the Meeting, at no cost and strictly in accordance with the powers granted. To the extent shareholders (excluding holders of common shares in the form of ADRs) opt to be represented at the Meeting using the model provided by the Company, the power of attorney must include all the representatives listed in the power-of-attorney model.

We kindly ask you to send the documents listed above to the Investor Relations Department, at Avenida Brigadeiro Luís Antônio, 1,343, 8th floor, CEP 01317-910, in the City and State of São Paulo, up to 2:00 p.m. of April 11, 2016.

ULTRAPAR PARTICIPAÇÕES S.A. Publicly-Traded Company CNPJ nr 33.256.439/0001-39 NIRE 35.300.109.724 MANAGEMENT PROPOSAL

Dear Shareholders,

The Management of Ultrapar Participações S.A. (“Company”) hereby presents to the Company´s Shareholders the following Management Proposal, regarding the matters to be deliberated upon at the Company´s Annual and Extraordinary General Shareholders’ Meeting, to be held on April 13, 2016, at 2:00 p.m.

1) At the Annual Shareholders’ Meeting:

1.1) Analysis and approval of Management Report, Management accounts and financial statements referring to the fiscal year ended on December 31, 2015, together with the report from the Independent Auditors and the opinion from the Fiscal Council.

The Management’s Report and financial statements referring to the fiscal year ended on December 31, 2015 were filed with the CVM on February 17, 2016, and published in wide-circulation newspapers on February 19, 2016. The mentioned documents (i) were approved by the Board of Directors at a meeting held on February 17, 2016 and (ii) obtained a favorable opinion from the Company´s Fiscal Council. The financial statements were audited and received a report with an unqualified opinion from the Company´s independent auditors, Deloitte Touche Tohmatsu. Such documents are available in Annex I. The Management discussion and analysis on the financial conditions of the Company, under the terms of item 10 of the Reference Form (“Formulário de Referência”), are available in Annex II. We propose the approval of the documents mentioned above by the Company´s shareholders.

1.2) Allocation of net earnings for the fiscal year ended on December 31, 2015

Pursuant to item II of paragraph 1 of art. 9 of CVM Instruction 481, and in the format of annex 9-1-II of the same instruction, we have made available information regarding the allocation of net earnings from the fiscal year ended on December 31, 2015 in Annex III. We propose the approval of the allocation of net earnings according to Annex III and to the financial statements of the Company.

1.3) Management compensation

We propose the approval of the Company´s Management compensation proposal according to the terms presented in Annex IV. In order to allow the comprehension of the rationale of the present proposal, we disclose additional information regarding the Management´s compensation policies and practices in Annex V, according to item 13 of the Reference Form.

1.4) Based on the request for installation of the Fiscal Council made by shareholders representing more than 2% (two percent) of the voting shares issued by the Company:

1.4.a) Election of the members

Considering that the Fiscal Council will be established by request of a shareholder representing more than 2% of voting shares issued by the Company, pursuant to art. 161 of the Brazilian Corporate Law, paragraph 2, we propose the election of the following candidates as members of the Company´s Fiscal Council, as well as their alternates.

As effective members of the Fiscal Council:

- Flavio Cesar Maia Luz

- Mario Probst

- Nilson Martiniano Moreira

As alternate members of the Fiscal Council:

- Márcio Augustus Ribeiro

- Pedro Ozires Predeus

- Paulo Cesar Pascotini

Information on the professional background of the candidates is available in Annex VI, according to items 12.5 to 12.10 of the Reference Form.

1.4.b) compensation

We propose the approval of the compensation of the members of the Fiscal Council for their term of office according to the terms presented in Annex IV.

2) At the Extraordinary Shareholders’ Meeting:

2.1) Re-ratification of the annual compensation

We propose the re-ratification of the annual compensation paid to the Company’s Management in 2012, 2013 and 2014 in compliance with the CVM understanding expressed in the Official Letter 0114/2015/CVM/SEP/GEA-2. The information relating to this item is available in Annex VII.

Availability of Documents and Information

In accordance with Ultrapar’s Bylaws and with art. 6 of CVM Instruction 481, of December 17, 2009, the documents and information regarding the matters to be approved, as well as other relevant information and documents necessary to the exercise of voting rights in the Meeting, were filed with the CVM and are available in CVM’s website (www.cvm.gov.br), in the Company’s headquarters, in the BM&FBOVESPA’s website (www.bmfbovespa.com.br) and in the Company’s website (www.ultra.com.br), where the Manual of the Shareholders’ Meeting is also available.

São Paulo, March 11, 2016.

PAULO GUILHERME AGUIAR CUNHA

Chairman of the Board of Directors

ANNEXES

ANNEX I – FINANCIAL STATEMENTS

NOTE: This Annex was previously filed on Ultrapar’s Form 6-K dated February 17, 2016

ANNEX II – ITEM 10 OF THE REFERENCE FORM (MD&A)

10. Management discussion

10.1 – Management discussion & analysis:

You should read this discussion together with our consolidated financial statements, filed with the CVM on February 17, 2016, including the Notes thereto, and other financial information included elsewhere in this document.

a. General financial and equity conditions

Company overview

Ultrapar is a multi-business Company with almost 80 years of history, with distinguished position in the markets in which it operates. Our five principal segments are:

•	the LPG distribution business, conducted by Ultragaz;

•	the fuels distribution business, conducted by Ipiranga;

•	the chemical and petrochemical business, conducted by Oxiteno;

•	the storage for liquid bulk, business conducted by Ultracargo; and

•	the retail pharmacy, business conducted by Extrafarma.

Ultragaz distributes LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV (natural gas for vehicles), fuel oil, kerosene, lubricants and ARLA through a network of 7.2 thousand service stations and directly to large customers. Oxiteno is a major producer of specialty chemicals, particularly surfactants and ethylene oxide derivatives. It produces approximately 1.3 thousand products used in various industrial sectors such as cosmetics, detergents, agrochemicals, packaging, textiles, paints and coatings. Ultracargo is the largest provider of storage for liquid bulk in Brazil. Extrafarma operates in distribution and retail pharmacy sector, with 254 stores at the end of 2015, and is the sixth largest drugstore chain in Brazil according to the ABRAFARMA ranking.

The transaction with Extrafarma was closed on January 31, 2014 upon approval of the association by the Extraordinary General Shareholders’ Meetings of Ultrapar and Extrafarma. Extrafarma’s results were consolidated in Ultrapar’s financial statements as from February 1, 2014. Consequently, Ultrapar’s financial statements for the periods prior to February 1, 2014 do not include Extrafarma’s results and its operational data included in this release refer, for 2014, exclusively to the months from February to December. In order to provide a comparison basis for the assessment of the evolution of Extrafarma’s performance, we present its results for 2013 including the months from February to December 2013.

2015

The business environment remained challenging in 2015, with the combination of economic slowdown, higher unemployment levels, inflation above target, rising interest rates and depreciation of the Real. Political instability created hurdles to approve tax adjustments necessary to Brazil, resulting in the downgrade of the sovereign rating by credit rating agencies. With the purpose of curbing soaring inflation rates found over the year, the Brazilian Central Bank raised the basic interest rate, from 11.75% at the end of 2014 to 14.25% at the end of 2015. According to data GDP growth expectations for 2015, according to data published in the Focus Bulletin of the Central Bank of Brazil, began the year with a perspective of growth of 0.5% and ended with an expected drop of almost 4%. The average Real/Dollar exchange rate in 2015 was R$ 3.33/US$ as compared to R$ 2.35/US$ in 2014, an increase of 42%. The number of light vehicles licensed totaled 2.5 million units, allowing the fleet to a 3% estimated growth in 2015. The deceleration in global economy and the decisions of production of the OPEC member countries had influence on the international oil price, which started the year at a price of US$ 56/barrel (Brent), remained stable in the first semester and ended 2015 at a price of US$ 36/barrel. The drop in oil prices and the increases in oil derivatives prices by Brazilian refineries maintained average domestic prices above international benchmarks. In the petrochemical market, ABIQUIM data showed a drop of 7% in 2015 in the national apparent consumption. Sales in the retail pharmacy sector, according to data from members of ABRAFARMA, continued to grow in nominal terms although at a lower level, showing a 12% increase in 2015. In 2015, Ultrapar’s net sales and services amounted to R$ 75.7 billion, EBITDA amounted to R$ 3,953.3 million and net earnings amounted to R$ 1,513.0 million. Net debt to EBITDA ratio in the end of 2015 was 1.2, slightly below the index at the end of 2014. Ultrapar ended 2015 with total assets of R$ 21.0 billion and shareholders’ equity of R$ 8.0 billion.

2014

Deterioration of macroeconomic environment continued in 2014, as in 2013. The scenario was formed by the combination of inflation above the target, weak economic activity, expansionary fiscal policy and rising interest rates. With the purpose of curbing soaring inflation rates verified over the year, the Brazilian Central Bank raised the basic interest rate of the economy, from 10% at the end of 2013 to 11.75% at the end of 2014. GDP growth expectations in 2014, measured by the Central Bank’s Focus report, started 2014 with a perspective of 2.0% and 2015 are recently pointing towards a negative progression. Despite the weak performance of the Brazilian economy, in contrast to a rebound of the U.S. economy, the Real remained relatively stable against the dollar until third quarter, when the devaluation started. The average Real to dollar exchange rate in 2014 was R$ 2.35/US$ compared to R$ 2.16/US$ in 2013, but reaching R$ 2.66/US$ at the end of 2014. The number of light vehicles licensed totaled 3.3 million in 2014, which lead to a 6% growth of the fleet in 2014. Sales in the retail pharmacy sector, according to data from members of ABRAFARMA, grew 13% in 2014, continuing the growth seen in recent years. In 2014, Ultrapar’s net sales and services amounted to R$ 67.7 billion, EBITDA amounted to R$ 3,157.9 million and net earnings amounted to R$ 1,251.2 million. Net debt to EBITDA ratio in the end of 2014 was 1.3, stable compared to the ratio at the end of 2013. Ultrapar ended 2014 with total assets of R$ 19.5 billion and shareholders’ equity of R$ 7.7 billion.

2013

The year of 2013 was marked by the continuity of a more challenging macroeconomic environment, with highlight to the maintenance of high inflation rates. In order to curb soaring inflation rates, the Brazilian Central Bank raised the economy’s basic interest rate, from 7.25% at the end 2012 to 10.0% at the end of 2013. Despite that, GDP growth during 2013 was 2.3%, which, although modest, was above the growth recorded in 2012. Credit availability in the economy continued to grow, reaching a record level of 57% of the GDP in the fourth quarter of the year. The macroeconomic environment contributed for a strong appreciation of the dollar against the Real in 2013, with an average exchange rate of R$ 2.16/US$ in 2013, 10% higher than the exchange rate of R$ 1.95/US$ verified in 2012. Ultrapar achieved once more record levels of results in 2013, mainly due to the larger scale of operations, derived from investments and acquisitions made in previous years, associated to a sound financial position and result- and value creation-oriented culture. In 2013, Ultrapar’s net sales and services amounted to R$ 60.9 billion, EBITDA amounted to R$ 2,918.0 million and net earnings amounted to R$ 1,228.7 million. Net debt to EBITDA ratio in the end of 2013 was 1.2 – lower than the 1.3 ratio of the end of 2012 – reflecting the strong cash generation in the year. Ultrapar ended 2013 with total assets of R$ 16.4 billion and shareholders’ equity of R$ 6.5 billion.

b. Capital structure and possibility of redemption of shares

Capital structure

Ultrapar’s capital as of December 31, 2015 amounted to R$ 3,838.7 million, composed by 556,405,096 common shares, without par value.

2015

Ultrapar ended the fiscal year 2015 with a gross debt of R$ 8,901.6 million and cash of R$ 3,973.2 million, resulting in a net debt of R$ 4,928.4 million, an increase of R$ 953.4 million compared to 2014, in line with the growth of the company. On December 31, 2015, shareholders’ equity amounted to R$ 7,974.1 million, resulting in a net debt to shareholders’ equity ratio of 62%.

2014

Ultrapar ended the fiscal year 2014 with a gross debt of R$ 8,375.2 million and cash of R$ 4,400.1 million, resulting in a net debt of R$ 3,975.1 million, an increase of R$ 549.2 over 2013, in line with the Company’s growth. On December 31, 2014, shareholders’ equity amounted to R$ 7,726.6 million, resulting in a net debt to shareholders’ equity ratio of 51%.

In September 2013, Ultrapar entered into an association agreement with Extrafarma. The transaction was closed on January 31, 2014 upon the approval of the association by the Extraordinary General Meetings of Ultrapar and Extrafarma. As a consequence of the closing of the transaction, 12,021,100 new common, nominative book-entry shares with no par value of Ultrapar were issued, totaling an increase in equity of R$ 640.7 million. In addition, Ultrapar issued subscription warrants that, if exercised, would lead to the issuance of up to 4,007,031 shares in the future, broken down into 801,409 shares related to subscription warrants – working capital and 3,205,622 shares related to subscription warrants – indemnification. On June 30, 2014 the company identified that the subscription warrants – working capital shall not be exercised by the former shareholders of Extrafarma. Accordingly, the company reversed full provision for the issuance of 801,409 shares related to subscription warrants – working capital. On June 22, 2015, the agreement related to the final adjustment of working capital and net debt of the transaction was executed by and between the parties in the amount of R$ 26.0 million, that was received by Ultrapar in 3Q15. The number of shares of subscription warrants—indemnification may be exercised from 2020, it is adjusted according to the variations of provisions for tax, civil, and labor risks, and contingent liabilities related to the period beginning before January 31, 2014. The fair value of subscription warrants – indemnification is calculated based on the share price of Ultrapar (UGPA3) and are reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to receive dividends until that date. The value of the association totaled R$ 719.9 million. For more information, see Notes 3.a and 22 to our 2014 financial statements.

2013

Ultrapar ended the fiscal year 2013 with a gross debt of R$ 6,969.6 million and cash of R$ 3,543.7 million, resulting in a net debt of R$ 3,425.9 million, an increase of 11% over 2012, mainly due to investments in expansion and dividends distributed in 2013. On December 31, 2013, shareholders’ equity amounted to R$ 6,546.9 million, resulting in a net debt to shareholders’ equity ratio of 52%.

(R$ million)	2015	% of shareholders’ equity	2014	% of shareholders’ equity	2013	% of shareholders’ equity
Gross debt	8,901.6	112%	8,375.2	108%	6,969.6	106%
Cash and financial investments	3,973.2	50%	4,400.1	57%	3,543.7	54%
Net debt	4,928.4	62%	3,975.1	51%	3,425.9	52%

c. Capacity to meet our financial commitments

Our principal sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. We believe that these sources are sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

Periodically, we assess the opportunities for acquisitions and investments. We consider different types of investments, either directly or through joint ventures, or associated companies, and we finance such investments using cash generated from our operations, debt financing, through capital increases or through a combination of these methods.

We believe we have sufficient working capital to satisfy our current needs. In addition to the cash flow generated from our operations during the year, as of December 31, 2015, we had R$ 3,506.2 million in cash, cash equivalents and short-term investments. The gross indebtedness due between January and December 2016 totals R$ 1,515.7 million, including estimated interests on loans. Furthermore, the investment plan for 2016 totals R$ 1,809.4 million.

We anticipate that we will spend approximately R$ 15.3 billion in the next five years to meet long-term contractual obligations, including the amortization of existing loans and financings, and respective payment of interests, as well as the 2016 budgeted capital expenditures.

(R$ million)	2016-2020
Contractual obligations	2,097.6
Investment plan for 2015	1,809.4
Financing(1)	8,804.0
Estimated interest payments on financing(2)	2,238.9
Hedging instruments(3)	369.7
Total	15,319.6

(1)	Does not include currency and interest rate hedging instruments.
(2)	Includes estimated interest payments on short-term and long-term loans. Information of our derivative instruments is not included. The fair value information of such derivatives is available in Note 30, filed with the CVM on February 17, 2016. To calculate the estimated interest on loans certain macroeconomic assumptions were used, including, on average for the period, (i) CDI of 16.4% p.a., (ii) exchange rate of the real against the U.S. dollar of R$ 4.18 in 2016, R$ 4.67 in 2017, R$ 5.25 in 2018, R$ 5.90 in 2019 and R$ 6.64 in 2020 (iii) TJLP of 7.0% p.a. and (iv) IGP-M (General Market Price Index) of 7.3% p.a. in 2016, 6.5% p.a. in 2017, and 6.3% p.a. from 2018 to 2020. (source: BM&FBOVESPA, Focus Bulletin of the Central Bank of Brazil and financial institutions)
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S. dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of December 30, 2015, and on the futures curve of LIBOR (ICE – IntercontinentalExchange) on December 31, 2015. In the table above, only hedging instruments expected to generate losses at the time of settlement were considered.

See “Item 10.1.f. Indebtedness level and debt profile”, “Item 10.8.b. Other off-balance sheet arrangements” and “Item 10.10.a.i. Quantitative and qualitative description of the investments in progress and the estimated investments” for further information.

We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness.

d. Sources for financing working capital and investments in non-current assets

We generated cash flow from operations of R$ 3,201.7 million, R$ 2,650.7 million and R$ 2,120.7 million for 2015, 2014 and 2013, respectively. In 2015, our cash flow from operations was R$ 551.0 million higher than that of 2014, mainly due to the growth of our operations partially offset by increased investment in working capital, which grew from a divestment of R$ 99.0 million in 2014 to an investment of R$ 436.2 million in 2015. In 2014, our cash flow from operations was R$ 530.0 million higher than that in 2013, mainly due to the growth of our operations and lower investment in working capital, which decreased from an investment of R$ 185.8 million to a divestment of R$ 99.0 million in 2014.

Cash flow of investing activities used an amount of R$ 801.8 million, R$ 1,540.2 million and R$ 1,287.9 million in 2015, 2014 and 2013, respectively. In 2015, Ultrapar continued with an investment strategy focused on the continuing growth of scale and competitiveness, better serving an increasing number of customers. In 2015, 2014 and 2013, we invested R$ 1,334.2 million, R$ 1,215.7 million and R$ 1,101.5 million in additions to fixed assets, equipment and intangible assets, net of disposals. In addition, capital investments were made in ConectCar of R$ 41.1 million (including an advance payment of R$ 4 million for future capital increase), R$ 28.5 million and R$ 24.9 million in 2015, 2014 and 2013 respectively.

Cash flows used by financing activities totaled R$ 2,520.7 million, R$ 539.3 million and R$ 578.9 million for 2015, 2014 and 2013, respectively. In 2015, cash used by financing activities increased R$ 1,918.4 million compared to 2014, mainly as a result of increased use of resources for amortization of debt interest payment and for acquisition of shares issued by the Company (share buyback program). In 2014, cash used by financing activities decreased R$ 39.5 million compared to 2013, mainly as a result of an increase of R$ 369.5 million in new loans and debentures, which was partially offset by a greater use of resources of R$ 327.0 million for amortization of financing and debentures, interest and dividend payments. In 2013, the cash used by financing activities decreased R$ 43.8 million, primarily as a result of an increase of R$ 1,307.8 million in new loans and debentures, which was partially offset by a greater use of resources in R$ 1,297.6 million for amortization of financing and debentures, interest and dividend payments. Accordingly, cash and cash equivalents totaled R$ 2,702.9 million in 2015, R$ 2,827.4 million in 2014 and R$ 2,276.1 million in 2013.

e. Sources for financing working capital and investments in non-current assets to be used in case of deficiencies in liquidity

In 2015, 2014 and 2013, we did not present deficiencies in liquidity. We believe that Ultrapar has own resources and operational cash generation sufficient to finance its needs for working capital and investments estimated for 2016.

f. Indebtedness level and debt profile

Our total indebtness, considering all current liabilities and non-current liabilities, grew by 11%, from R$ 11,753.8 million as of December 31, 2014 to R$ 12,991.9 million as of December 31, 2015.

Our gross financial debt increased by 6% from R$ 8,375.2 million as of December 31, 2014 to R$ 8,901.6 million as of December 31, 2015. Our short-term financial debt was equivalent to 12% of our gross debt as of December 31, 2015 and to 41% as of December 31, 2014.

The table below shows our financial indebtedness for each period:

		Weighted average financial charges as of December 31, 2015
Loans	Currency		Principal amount of outstanding debt and accrued interest as of
			12/31/2015	12/31/2014	12/31/2013
Foreign currency – denominated loans:
Foreign loan	US$	LIBOR(1) + 0.7%	1,111.7	603.0	187.3
Foreign loan	US$	+2.1	576.6	—	—
Foreign loan	US$	LIBOR(1) + 1.4%	397.6	158.0	140.3
Advances on foreign exchange contracts	US$	+1.5%	222.5	184.1	136.8
Financial institutions	US$	+2.8%	142.8	113.9	95.8
Financial institutions	US$	LIBOR(1) + 2.0%	77.8	53.3	46.7
Foreign currency advances delivered	US$	+1.3%	50.1	25.4	25.5
Financial institutions	MX$(2)	TIIE(2) + 1.0%	27.1	32.3	31.2
BNDES	US$	+6.0%	24.1	33.2	46.6
Notes in the foreign market	US$	+7.3%	—	664.1	584.5
Brazilian Reais – denominated loans:
Banco do Brasil – floating rate	R$	105.0% of CDI	3,115.8	2,873.6	2,402.6
Debentures – 1st and 2nd issuances IPP	R$	107.9% of CDI	1,413.1	1,409.5	606.9
Debentures – 5th issuance	R$	108.3% of CDI	833.1	874.3	852.5
BNDES	R$	TJLP(3) + 2.7%	409.3	531.0	633.8
Export Credit Note – floating rate	R$	101.5% do CDI	158.6	—	—
Banco do Nordeste do Brasil	R$	8.5%	66.1	85.1	104.1
FINEP	R$	+4.0%	61.7	74.8	38.8
BNDES	R$	+4.6%	49.7	62.6	47.4
Finance leases	R$	IGP-M(4) + 5.6%	45.5	45.9	44.3
BNDES	R$	SELIC(5) + 2.2%	30.9	—	—
Export Credit Note	R$	+8.0%	27.0	25.7	25.0
FINEP	R$	TJLP(3) -1.4%	11.2	9.1	6.7
Working capital loans Extrafarma – fixed rate	R$	+10.3%	1.2	3.4	—
Fixed finance leases	R$	CDI+2.8%	0.3	0.5
FINAME	R$	TJLP(3)+5.6%	0.3	0.5	—
Floating finance leases	R$	+15.4%	0.1	0.7	0.1
Banco do Brasil – fixed rate	R$	+12.1%	503.9	503.9	905.9

Total loans			8,854.2	8,367.8	6,963.1
Currency and interest rate hedging instruments			47.4	7.4	6.6

Total			8,901.6	8,375.2	6,969.6

(1)	LIBOR – London Interbank Offered Rate.
(2)	MX$ – Mexican peso; TIIE – Mexican interbank balance interest rate.
(3)	TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2015, TJLP was fixed at 7.0% p.a.
(4)	IGP-M = General Index of Market Prices of Brazilian inflation, calculated by the Fundação Getúlio Vargas.
(5)	SELIC – basic interest rate set by the Brazilian Central Bank

Our consolidated debt as of December 31, 2015 had the following maturity schedule:

Year	Maturities
(R$ million)
2016	1,097.4
2017	3,393.6
2018	3,165.6
2019	1,155.8
2020	38.6
2021 thereafter	50.2

Total	8,901.6

See “Item 10.1.c. Capacity to meet our financial commitments”.

i. Relevant loan and financing contracts

Notes in the foreign market

In December 2005, the subsidiary LPG International issued US$ 250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.3% p.a., paid semiannually. The notes were guaranteed by the Company and its subsidiary Oxiteno S.A.

The notes were settled by LPG International on the maturity date.

Foreign loans

1)	The subsidiary IPP has foreign loans in the amount of US$ 440 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 102.1% of CDI (see Note 30). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by Ultrapar.

The maturity of the foreign loans is distributed as follows:

Maturity	US$ (million)	Cost in % of CDI
March/17	70.0	99.5
September/17	150.0	103.7
July/18	60.0	103.0
September/18	80.0	101.5
November/18(*)	80.0	101.4

Total / average cost	440.0	102.1

(*)	The subsidiary IPP renegotiated foreign loans, which would mature in November 2015, in the notional amount of US$ 80 million changing its maturity to November 2018.

2)	The subsidiary Oxiteno Overseas has a foreign loan in the amount of US$ 60 million with maturity in January 2017 and interest of LIBOR + 1.0% p.a., paid semiannually. Ultrapar, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 94.0% of CDI (see Note 30). The foreign loan is guaranteed by Ultrapar and its subsidiary Oxiteno S.A.

3)	The subsidiary LPG International has a foreign loan in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a, paid quarterly. The foreign loan is guaranteed by Ultrapar and its subsidiary IPP.

4)	The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 12 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a, paid quarterly. The foreign loan is guaranteed by Ultrapar and its subsidiary IPP.

As a result of this funding, some obligations mentioned in Note 14.b must also be maintained by Ultrapar and its subsidiaries. In addition, during these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated EBITDA, at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

Ultrapar is compliant with the levels of covenants required by these loans. The restrictions imposed on Ultrapar and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

BNDES

Ultrapar and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, to be verified in the annual consolidated audited financial statements:

•	Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

Ultrapar is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC and Oxiteno Uruguay have loans to finance investments and working capital.

Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol).

The subsidiary IPP renegotiated loans with Banco do Brasil, which would mature in February 2015, in the notional amount of R$ 333 million, changing the maturities to July 2017 and January 2018, with floating interest rate of 106% of CDI.

The subsidiary IPP renegotiated loans with Banco do Brasil, which would mature in May 2015, in the notional amount of R$ 200 million, changing the maturities to November 2017 and April 2018, with floating interest rate of 107% of CDI.

These loans mature, as follows (including interest until December 31, 2015):

Maturity
February 2016	226,016
May 2016	133,428
January 2017	1,146,711
July 2017	177,453
November 2017	101,565
January 2018	177,453
April 2018	101,566
May 2019	1,051,560

Total	3,115,752

Debentures

1)	In March 2012, Ultrapar carried out its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are:

Face value unit:	R$ 1,000,000.00
Final maturity:	March 16, 2015
Payment of the face value:	Lump sum at final maturity
Interest:	108.3% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

The debentures were settled by Ultrapar on the date of maturity.

2)	In December 2012, the subsidiary IPP made its first public issuance of debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

3)	In January 2014, the subsidiary IPP made its second issuance of public debentures in single series of 80,000 simple nonconvertible into shares, unsecured, nominative and registered debentures, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

4)	In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	March 16, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	108.25% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

The proceeds from of the issuance were used to manage liquidity of the issuer, in order to strengthen its cash and lengthen its debt profile, providing greater financial flexibility.

Export credit note

The subsidiary Oxiteno Nordeste has export credit note contracts in the amounts of R$ 17.5 million and R$ 10.0 million, with maturities in March and August 2016, respectively, and fixed interest rate of 8% p.a., paid quarterly.

In May 2015, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 156.8 million, with maturity in May 2018 and floating interest rate of 101.5% of CDI, paid quarterly.

For the fixed interest rate contracts, the subsidiary Oxiteno Nordeste contracted interest hedging instruments, thus converting the fixed rates for these loans into 88.8% of CDI (see Note 30). Oxiteno Nordeste designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception. Changes in fair value are recognized in profit or loss.

ii. Other long-term relations with financial institutions

In addition to the relationships mentioned in items 10.1.f.i. Relevant loan and financing contracts and 10.1.g. Limits of use of contracted loans and financing, Ultrapar maintains long term relationships with financial institutions (i) in connection with the ordinary course of the business, such as the payroll of its employees, credit and collection, payments and currency and interest rate hedging instruments and (ii) through a long-term contract between Ipiranga and Itaú Unibanco for the provision of financial services and management of the Ipiranga-branded credit cards. In addition, in January 2016 Itaú Unibanco acquired 50% of ConectCar, formerly owned by OTP.

iii. Subordination of debt

Our secured debt as of December 31, 2015, amounted to R$ 52.3 million. Except for secured debt, there is no subordination among our existing debt contracts.

iv. Any restrictions imposed on the issuer, especially related to indebtedness limits and the hiring of new debt, to dividend distribution, to the sale of assets, to the issuing of new securities and to change of control, and if the issuer has complied with these restrictions.

Ultrapar and its subsidiaries are subject to some covenants required by loans contracted. The restrictions imposed on Ultrapar and its subsidiaries are those usual for transactions of this nature and have not limited their ability to conduct their business to date.

As a result of foreign loans, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated EBITDA, at less than or equal to 3.5; and

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

During the life of the agreements entered into with BNDES, Ultrapar must keep the following capitalization and current liquidity levels, as verified in annual consolidated audited balance sheet:

•	capitalization level: shareholders’ equity / total assets equal to or above 0.30; and

•	current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is compliant with the covenants levels required by financing contractors.

g. Limits of use of contracted loans and financings and percentages already used

The Company has certain financing contracts with BNDES whose amounts were only partially received. As of December 31, 2015, the total value of such contracts amounted to R$ 172 million, of which 13% had already been received.

h. Main changes in each item of the financial statements

Ultrapar – Consolidated

(R$ million)	Information as of			Variation %
	12/31/2015	12/31/2014	12/31/2013	12/31/2015 vs. 12/31/2014	12/31/2014 vs. 12/31/2013
ASSETS
Cash, cash equivalents and financial investments	3,506.2	4,269.2	3,425.2	-18%	25%
Trade accounts receivable	3,167.2	2,604.1	2,321.5	22%	12%
Inventories	2,495.2	1,925.0	1,592.5	30%	21%
Recoverable taxes	712.8	593.5	480.0	6%	24%
Other	114.0	110.6	84.7	3%	31%

Total Current Assets	9,995.4	9,502.4	7,903.9	4%	20%

Investments	103.7	70.5	58.9	47%	20%
Property, plant and equipment and intangibles assets	8,732.8	8,250.1	7,029.0	6%	17%
Financial investments	467.0	130.9	118.5	257%	10%
Trade accounts receivable	152.2	143.8	124.5	6%	16%
Deferred income tax	559.0	462.6	376.1	21%	23%
Escrow deposits	740.8	696.8	614.9	6%	13%
Other	215,1	223,3	152.7	34%	46%

Total Non-Current Assets	10,970.7	9,978.0	8,474.6	11%	18%

TOTAL ASSETS	20,966.0	19,480.4	16,378.5	8%	19%

LIABILITIES
Loans and debentures	1,097.9	3,442.4	1,830.0	-68%	88%
Trade payables	1,460.5	1,279.5	968.9	14%	32%
Salaries and related charges	404.3	294.6	297.7	37%	-1%
Taxes payable	385.7	273.2	230.2	41%	19%
Other	485.0	402.4	437.7	21%	-8%

Total Current Liabilities	3,833.4	5,692.1	3,764.5	-33%	51%

Loans and debentures	7,803.8	4,932.8	5,139.6	58%	-4%
Provision for tax, civil and labor risks	684.7	623.3	569.7	10%	9%
Post-employment benefits	112.8	108.4	99.4	4%	9%
Other	557.3	397.2	258.4	40%	54%

Total Non-Current Liabilities	9,158.5	6,061.7	6,067.2	51%	0%

TOTAL LIABILITIES	12,991.9	11,753.8	9,831.7	11%	20%

SHAREHOLDERS’ EQUITY
Capital	3,838.7	3,838.7	3,696.8	0%	4%
Reserves	4,354.2	3,723.0	2,733.0	17%	36%
Treasury shares	(490.9)	(103.0)	(114.9)	377%	-10%
Others	243.0	239.3	205.1	2%	17%
Non-controlling interest	29.1	28.6	26.9	2%	6%

TOTAL SHAREHOLDERS’ EQUITY	7,974.1	7,726.6	6,546.9	3%	18%

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY.	20,966.0	19,480.4	16,378.5	8%	19%

Main changes in the consolidated balance sheet accounts on December 31, 2015 compared with December 31, 2014

Assets

Current assets

Current assets totaled R$ 9,995.4 million as of December 31, 2015, an increase of R$ 493.0 million compared to December 31, 2014, mainly due to inventory increases and trade accounts receivable.

Trade accounts receivable

Trade accounts receivable amounted to R$ 3,167.2 million on December 31, 2015, a R$ 563.1 million increase compared with December 31, 2014, mainly due to increases in ethanol, diesel and gasoline costs throughout the year.

Cash and financial investments

Cash and financial investments totaled R$ 3,506.2 million as of December 31, 2015, a decrease of R$ 763.0 million compared to December 31, 2014, mainly due to (i) the amortization of financing and higher interest payments due to the increase in interest rates during 2015, (ii) organic investments made in 2015, and (iii) growth in dividend payments and in the share repurchase program, increasing shareholder returns, partially offset by cash generated from our operations.

Inventories

Inventories amounted to R$ 2,495.2 million as of December 31, 2015, an increase of R$ 570.2 million compared to December 31, 2014, mainly due to increases in ethanol, diesel and gasoline costs throughout the year.

Non-current assets

Non-current assets totaled R$ 10,970.7 million as of December 31, 2015, an increase of R$ 992.6 million compared to December 31, 2014, mainly due to increases in fixed and intangible assets and financial investments.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets totaled R$ 8,732.8 million as of December 31, 2015, an increase of R$ 482.7 million compared to December 31, 2014, due to investments in expansion carried out throughout 2015, partially offset by depreciation and amortization during the period.

Liabilities

Current liabilities

Current liabilities amounted R$ 3,833.4 million as of December 31, 2015, a decrease of R$ 1,858.7 million compared to December 31, 2014, mainly due to a reduction in loans and debentures, partially offset by increases in suppliers.

Loans and debentures

Loans and debentures totaled R$ 1,097.9 million in December 31, 2015, a decrease of R$ 2,344.5 million compared to December 31, 2014, mainly due to the payment of loans maturing in 2015, partially offset by the transfer of the amount due in 2016 from non-current liabilities to current liabilities. See “Non-current liabilities—Loans and debentures.”

Trade payables

Trade payables amounted to R$ 1,460.5 million as of December 31, 2015, an increase of R$ 181.0 million compared to December 31, 2014, mainly concentrated in Ipiranga suppliers due to higher ethanol, diesel and gasoline costs throughout 2015.

Non-current liabilities

Non-current liabilities totaled R$ 9,158.5 million as of December 31, 2015, an increase of R$ 3,096.8 million compared to December 31, 2014. The increase in non-current liabilities is mainly due to the increase in loans and debentures.

Loans and debentures

Loans and debentures totaled R$ 7,803.8 million as of December 31, 2015, an increase of R$ 2,870.9 million compared to December 31, 2014, mainly due to new loans contracted, resulting in the extension of the Ultrapar’s debt maturity.

Shareholders’ Equity

Ultrapar’s shareholders’ equity amounted to R$ 7,974.1 million on December 31, 2015, a R$ 247.5 million increase compared with December 31, 2014, as a result of an increase in profit reserves, due to earnings generated in 2015, partially offset by the increase of treasury shares due to the share repurchase program.

Main changes in the consolidated balance sheet accounts on December 31, 2014 compared with December 31, 2013

Assets

Current assets

Current assets amounted to R$ 9,502.4 million on December 31, 2014, a R$ 1,598.4 million increase over the current assets on December 31, 2013, due to the addition of Extrafarma from February 2014 and the increase in cash and financial investments.

Cash and financial investments

Cash and financial investments amounted to R$ 4,269.2 million on December 31, 2014, a R$ 844.0 million increase over December 31, 2013, mainly as a result of the increased cash flow generated from our operations and debt financing raised in the period, partially offset mainly by the organic investments made in 2014 and the increased payment of dividends.

Inventories

Inventories amounted to R$ 1,925.0 million on December 31, 2014, a R$ 332.5 million increase compared with December 31, 2013, mainly due to the addition of Extrafarma from February 2014.

Non-current assets

Non-current assets amounted to R$ 9,978.0 million on December 31, 2014, a R$ 1,503.4 million increase compared with December 31, 2013, mainly as a result of the increase in property, plant and equipment and intangible assets.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets amounted to R$ 8,250.1 million on December 31, 2014, a R$ 1,221.1 million increase compared with December 31, 2013, as a result of the higher level of organic investments made in 2014 and the addition of Extrafarma from February 2014, partially offset by depreciation and amortization in the period.

Liabilities

Current liabilities

Current liabilities amounted to R$ 5,692.1 million on December 31, 2014, an R$ 1,927.6.2 million increase compared with December 31, 2013, as a result of an increase in loans and debentures and the addition of Extrafarma from February 2014.

Loans and debentures

Loans and debentures amounted to R$ 3,442.4 million on December 31, 2014, a R$ 1,612.4 million increase compared with December 31, 2013, mainly as a result of the transfer of the amount due in 2015 from non-current liabilities to current liabilities, partially offset by the extension of the Ultrapar’s debt profile, which remained stable. See “Non-current liabilities – Loans and debentures”.

Trade payables

Trade payables amounted to R$ 1,279.5 million on December 31, 2014, a R$ 310.6 million increase over December 31, 2013, mainly as a result of the addition of Extrafarma from February 2014 and the increase of R$ 124.3 million in the Ipiranga’s trade payables, due to the growth of its operations.

Non-current liabilities

Non-current liabilities amounted to R$ 6,061.7 million on December 31, 2014, decrease of R$ 5.5 million over December 31, 2013. The increase in non-current liabilities due to the addition of Extrafarma from February 2014 and the increase in taxes was offset by the reduction in loans and debentures.

Loans and debentures

Loans and debentures amounted to R$ 4,932.8 million on December 31, 2014, a R$ 206.8 million decrease compared with December 31, 2013, mainly as a result of the transfer of the amount due in 2015 from non-current liabilities to current liabilities, partially offset by new funding, with the maintenance of Ultrapar’s debt profile.

Shareholders’ Equity

Ultrapar’s shareholders’ equity amounted to R$ 7,726.6 million on December 31, 2014, an R$ 1,179.7 million increase compared with December 31, 2013, as a result of an increase in profit reserves, due to the net earnings of 2014 and issuance of 12,021,100 new common shares due to the acquisition of Extrafarma (see Notes 20.a and 20.c).

Main changes in the consolidated statements of income

Main changes in the consolidated statements of income for the year ended December 31, 2015 compared with the year ended December 31, 2014

(R$ million)	Year ending December 31	% of net sales and services	Year ending December 31	% of net sales and services	Percent change
	2015		2014		2015-2014
Net revenue from sales and services	75,655.3	100%	67,736.3	100%	12%
Cost of products and services sold	(68,933.7)	91%	(62,304.6)	92%	11%
Gross profit	6,721.6	9%	5,431.7	8%	24%
Selling, marketing, general and administrative expenses	(3,837.9)	5%	(3,289.0)	5%	17%
Other operating income, net	50.6	0%	106.9	0%	-53%
Income from disposal of assets	27.3	0%	37.0	0%	-26%
Operating income	2,961.5	4%	2,286.6	3%	30%
Financial results	(703.3)	1%	(445.4)	1%	58%
Income and social contribution taxes	(10.9)	0%	(16.5)	0%	-34%
Equity in earnings (losses) of affiliates	(743.3)	1%	(573.5)	1%	28%
Net income	1,513.0	2%	1,251.2	2%	21%
Net income attributable to:
Shareholders of Ultrapar	1,503.5	2%	1,241.6	2%	21%
Non-controlling shareholders of the subsidiaries	9.5	0%	9.7	0%	-1%

EBITDA	3,953.3	5%	3,157.9	5%	25%

Depreciation and amortization	1,002.6	1%	887,8	1%	13%

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA from net earnings is presented below:

R$ million	2015	2014	Δ (%) 2015v2014
Net earnings	1,513	1,251	21%
(+) Income and social contribution taxes	743	573
(+) Financial expenses (income), net	703	445
(+) Depreciation and amortization	1,003	888
EBITDA	3,953	3,158	25%

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, presented in accordance with ICVM 527/12. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in note 14 to the financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income tax and social contribution, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes and depreciation and amortization.

Overview on sales volume

	2015	2014	Percent change 2015-2014
Ipiranga (000 m3)	25,725	25,614	0%
Oxiteno (000 tons)	725	780	-7%
Ultragaz (000 tons)	1,697	1,711	-1%
Ultracargo (000 m3)	655	715	-8%
Extrafarma (number of stores)	254	223	14%

At Ipiranga, the volume sold in 2015 slightly increased by 0.4% over 2014. In 2015, sales volume of gasoline, ethanol and natural gas for vehicles (Otto cycle) increased by 2% compared to 2014, as a result of an estimated 3% growth of the light vehicles fleet and investments made in new service stations and conversion of unbranded service stations, partially offset by the effects of higher unemployment rates over the year and the consequent impact on household consumption. The total volume of diesel decreased by 2% due to the weak performance of the economy. At Oxiteno, specialty chemicals sales had an 8% decrease compared to the previous year, mainly due to the effects of the Brazilian economy slowdown, resulting in a 7% decrease in total volume compared to 2014. Ultragaz’s sales volume had a 1% decrease compared to 2014, mainly due to the economy slowdown in bulk segment, partially offset by the capture of new customers in the residential and small and medium-sized companies segments and condominiums and the 1% growth in bottled segment. Ultracargo’s average storage had an 8% reduction over 2014, mainly as a result of the partial stoppage of the Santos terminal due to the fire occurred in the beginning of April, partially offset by the increased demand of fuels in Suape and Aratu. Extrafarma ended the year with 14% growth over 2014 in the average number of stores, compared to a growth of 8% ABRAFARMA, gaining two positions when compared to December 2014 in the ABRAFARMA ranking, ending the year in 6th position.

Net revenue from sales and services

(R$ million)	2015	2014	Percent change 2015-2014
Ipiranga	65,349.8	58,830.1	11%
Oxiteno	4,082.5	3,413.6	20%
Ultragaz	4,621.2	4,091.3	13%
Ultracargo	315.5	346.5	-9%
Extrafarma(1)	1,336.3	1,101.3	21%

(1)	For the months from February to December 2014.

Ultrapar’s net revenue from sales and services amounted to R$ 75,655 million in 2015, a 12% growth over 2014. In the same comparison, Ipiranga’s net sales and services increased by 11% mainly due to the rise in diesel and gasoline costs in refineries in November 2014 and September 2015, besides the increase of CIDE, PIS and Cofins taxes on gasoline and diesel as from February 2015, impacting ethanol costs. Oxiteno reported a growth of 20% in net sales and services, primarily due to the 42% weaker Real and its strategic focus on specialty chemicals, partially offset by the lower sales volume and the decrease in the prices of main raw materials. Ultragaz’s net sales and services was R$ 4,621 million in 2015, 13% higher than 2014, mainly due to the increase in the cost of LPG in refineries for use in the bulk segment in December 2014, September 2015 and December 2015, and in the bottled segment in September 2015. Ultracargo’s net sales and services totaled R$ 316 million, a 9% decrease compared to 2014, mainly due to the partial stoppage of the Santos terminal as a result of the fire accident. Extrafarma’s net sales and services grew by 21% due to the higher average number of stores and the 11% increase in same store sales excluding mobile phones (sales in stores with more than 12 months).

Cost of products and services sold

(R$ million)	2015	2014	Percent change 2015-2014
Ipiranga	61,236.8	55,338.9	11%
Oxiteno	2,809.8	2,624.7	7%
Ultragaz	3,884.6	3,478.5	12%
Ultracargo	151.9	141.9	7%
Extrafarma(1)	900.9	752.4	20%

(1)	For the months from February to December 2014.

The cost of products sold and services provided by Ultrapar was R$ 68,934 million in 2015, an increase of 11% compared to 2014. The cost of goods sold by Ipiranga was 11% higher than 2014, mainly due to the increases in diesel and gasoline costs by Petrobras and the increase of CIDE tax on such costs and higher sales volume. Oxiteno’s cost of products sold had a 7% increase over 2014, mainly due to the 42% weaker Real, partially offset by a 22% reduction in unit variable costs in dollar and a decrease in sales volume. Ultragaz’s cost of goods sold was 12% higher compared to 2014, due to the increase in the cost of LPG for use in the bottled and bulk segments by Petrobras and the effects of inflation on personnel expenses. The cost of the services provided by Ultracargo increased by 7% compared to 2014, due to the effects of inflation, mainly on personnel expenses. The cost of products sold by Extrafarma increased by 20%, due to increased sales volume and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED).

Gross profit

Ultrapar reported a gross profit of R$ 6,722 million in 2015, a growth of 24% compared to 2014, due to the increase in gross profits in all business units, except Ultracargo, which reported a decrease due to the fire occurred in Santos.

Selling, marketing, general and administrative expenses

(R$ million)	2015	2014	Percent change 2015-2014
Ipiranga	2,087.2	1,871.1	12%
Oxiteno	690.8	522.7	32%
Ultragaz	525.4	444.2	18%
Ultracargo	100.6	94.1	7%
Extrafarma(1)	427.5	332.5	29%

(1)	For the months from February to December 2014.

Ultrapar’s selling, marketing, general and administrative expenses amounted to R$ 3,838 million in 2015, a 17% growth compared to 2014, due to the effects of inflation on expenses and particular effects on each business. Ipiranga’s selling, marketing, general and administrative expenses increased by 12% compared to 2014 due to (i) the expansion of the distribution network, (ii) higher freight expenses mainly due to the rise in diesel costs and (iii) higher expenses with variable compensation, in line with the earnings progression. Oxiteno’s selling, marketing, general and administrative expenses increased by 32% compared to 2014 due to (i) higher expenses with variable compensation, in line with the earnings progression, (ii) the effects of the weaker Real on expenses with logistics and international units, and (iii) the effects of inflation. Ultragaz’s selling, marketing, general and administrative expenses increased by 18% compared to 2014 mainly due to (i) higher expenses with variable compensation, in line with the earnings progression, (ii) the effects of inflation on expenses, and (iii) higher expenses with advertising and marketing in the relaunch campaign of the Ultragaz brand, highlighting the attributes of its current strategy focused on convenience and services for consumers. Ultracargo’s selling, marketing, general and administrative expenses increased by 7%, excluding expenses related to the fire highlighted below under “Other operating results”. Extrafarma’s selling, general, administrative and commercial expenses increased by 29% due to (i) the 14% increase in the average number of stores, (ii) the inclusion of expenses for the structuring for a more accelerated growth during 2014, (iii) the beginning of the operation of the new distribution center of Ceará at the end of 2014, and (iv) due to the effects of inflation on expenses, partially offset by lower integration expenses.

Depreciation and amortization

Total costs and expenses with depreciation and amortization in 2015 was R$ 1,003 million, R$ 115 million or 13% higher compared to 2014, due to the investments made over the period.

Income from disposal of assets

Ultrapar recorded in 2015 a net revenue from the sale of assets of R$ 27 million, R$ 10 million less than the revenue recorded in 2014.

Operating profit

Ultrapar reported an operating profit of R$ 2,962 million in 2015, a growth of 30% compared to 2014, due to the higher operating income obtained in Ipiranga, Oxiteno and Ultragaz.

Financial result

Ultrapar’s financial results reported net expenses of R$ 703 million in 2015, a R$ 258 million increase compared to 2014, mainly due to (i) higher CDI during the period, (ii) the higher net debt, in line with the growth of the company, (iii) the exchange rate fluctuations in the period and (iv) PIS/COFINS contributions on financial revenue as from July.

Net income

Ultrapar’s consolidated net earnings for 2015 reached R$ 1,513 million, 21% above the net income reported in 2014, mainly due to the EBITDA growth between the periods, partially offset by the increase in financial expenses and higher expenses and costs with depreciation and amortization costs, as a result of investments made over the period.

EBITDA

(R$ million)	2015	2014	Percent change 2015-2014
Ipiranga	2,768.8	2,288.0	21%
Oxiteno	739.8	403.7	83%
Ultragaz	357.0	305.5	17%
Ultracargo	26.3	166.9	-84%
Extrafarma(1)	28.7	29.8	-4%

(1)	For the months from February to December 2014.

Ultrapar’s consolidated EBITDA amounted to R$ 3,953 million in 2015, up 25% compared to 2014. Ipiranga reported EBITDA of R$ 2,769 million in 2015, a growth of 21% compared to 2014, primarily due to (i) the strategy of constant innovation in services and convenience in service stations, generating greater customer satisfaction and loyalty, (ii) increased sales volume in Otto cycle, and (iii) effects of import and inventory gains resulting from the economic adjustments in the Brazilian fuels market. Oxiteno reported EBITDA of R$ 740 million, an 83% increase over 2014, mainly due to the effect of a weaker Real against US dollar and its strategic focus on specialty chemicals, partially offset by lower sales volume. Ultragaz’s EBITDA totaled R$ 357 million, 17% higher than 2014, mainly due to the company’s commercial initiatives, specially in capturing residential and small and medium-sized companies and condominiums, as well as the expansion of its resellers. Ultracargo’s EBITDA totaled R$ 26 million in 2015, an 84% decrease mainly due to the lower handling, due to the partial stoppage of the Santos terminal and its fire related expenses. Excluding Santos operations, other Ultracargo’s terminals reported an EBITDA of R$ 93 million, a 5% decrease mainly due to the effects of economy slowdown on handling of chemicals. Extrafarma reported EBITDA of R$ 29 million, a 4% decrease as compared to 2014, due to the initiatives for a more accelerated growth, including the beginning of the operation of the new distribution center of Ceará and the increased pace of new drugstores openings, the benefits of which shall be generated in the next years, partially offset by the increase in same store sales.

Main changes in the consolidated income statement for the year ended December 31, 2014 compared with the year ended December 31, 2013

(R$ million)	Year ending December 31	% of net sales and services	Year ending December 31	% of net sales and services	Percent change 2014-2013
	2014		2013
Net revenue from sales and services	67,736.3	100%	60,940.2	100%	11%
Cost of products and services sold	(62,304.6)	92%	(56,165.4)	92%	11%
Gross profit	5,431.7	8%	4,774.9	8%	14%
Selling, marketing, general and administrative expenses	(3,289.0)	5%	(2,768.7)	5%	19%
Other operating income, net	106.9	0%	97.6	0%	10%
Income from disposal of assets	37.0	0%	40.3	0%	-8%
Operating income	2,286.6	3%	2,144.0	4%	7%
Financial results	(445.4)	1%	(337.6)	1%	32%
Income and social contribution taxes	(16.5)	0%	(5.0)	0%	230%
Equity in earnings (losses) of affiliates	(573.5)	1%	(572.7)	1%	0%
Net income	1,251.2	2%	1,228.7	2%	2%
Net income attributable to:
Shareholders of Ultrapar	1,241.6	2%	1,225.1	2%	1%
Non-controlling shareholders of the subsidiaries	9.7	0%	3.6	0%	170%

EBITDA	3,157.9	5%	2,918.0	5%	8%

Depreciation and amortization	887.8	1%	778.9	1%	14%

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA from net earnings is presented below:

R$ million	2014	2013	Δ (%) 2014v2013
Net income for the year	1,251	1,229	2%
(+) Income and social contribution taxes	573	573
(+) Net financial expense	445	338
(+) Depreciation and amortization	888	779
EBITDA	3,158	2,918	8%

Overview on sales volume

	2014	2013	Percent change 2014-2013
Ipiranga (000 m3)	25,614	24,758	3%
Oxiteno (000 tons)	780	776	0%
Ultragaz (000 tons)	1,711	1,696	1%
Ultracargo (000 m3)	715	696	3%
Extrafarma (number of drugstores)	223	195	14%

At Ipiranga, the volume sold in 2014 increased by 3.5% over 2013, totaling 25,614 thousand cubic meters. In 2014, sales volume of gasoline, ethanol and natural gas for vehicles (Otto cycle) increased by 8% compared to 2013, as a result of an estimated 6% growth of the light vehicles fleet and investments made in new service stations and conversion of unbranded service stations. The total volume of diesel remained stable, with an increase of 3% in the reseller segment, which is the result of investments for the expansion of the network, offset by the weak performance of the economy. At Oxiteno, specialty chemicals sales reached 673 thousand tons in 2014, a 2% drop compared to the previous year, mainly due to the slowdown of the Brazilian economy and the decision to reduce the level of operations in Venezuela since the beginning of 2014, as a result of the limitations in importing raw material in that country. The reduction in specialty chemicals was offset by the increase of 21% in sales of glycols, and Oxiteno’s total volume sold remained stable compared to 2013. The growth in the volume of glycols is mainly derived from a lower level of sales of this product in 2013, due to a scheduled stoppage in the Camaçari petrochemical complex in the second semester of 2013. Ultragaz’s sales volume reached 1,711 thousand tons in 2014, an increase of 1% over 2013, due to growth of 2% in the bottled segment and growth in small- and medium-business and residential condominiums, due to commercial initiatives focused on convenience and services. Ultracargo’s average storage grew 3% compared to 2013, driven by higher demand of fuel oil for thermoelectric plants and automotive fuels, which were made possible by investments made in recent years. Extrafarma ended the year with 223 stores in the North and Northeast regions, a 14% growth compared to the end of 2013.

Net revenue from sales and services

(R$ million)	2014	2013	Percent change 2014-2013
Ipiranga	58,830.1	53,384.1	10%
Oxiteno	3,413.6	3,277.8	4%
Ultragaz	4,091.3	3,982.3	3%
Ultracargo	346.5	332.1	4%
Extrafarma(1)	1,101.3	955.3	15%

(1)	February to December, not included in Ultrapar´s 2013 results, for comparison purposes only.

Ultrapar’s net revenue from sales and services totaled R$ 67,736 million in 2014, an 11% growth over 2013. In the same comparison, Ipiranga’s net sales and services increased by 10% due to (i) increased sales volume, (ii) the rise in diesel, gasoline and, consequently, ethanol costs, (iii) improved sales mix, resulting from investments in the expansion of the service station network, which enabled an increased share of Otto cycle and of diesel sold through the reseller segment and (iv) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Oxiteno reported growth of 4% in net sales and services, primarily due to the 9% weaker Real, partially offset by the increased share of commodities in sales mix and lower international prices of glycols. Ultragaz’s net sales and services totaled R$ 4,091 million in 2014, 3% higher than that in 2013, mainly as a result of the growth in the sales volume in bottled segment and commercial initiatives. Ultracargo’s net sales and services totaled R$ 346 million, up 4% over 2013, mainly derived from the increased average storage. Extrafarma’s net sales and services grew by 15% due to the higher average number of stores and the 8% increase in same store sales (sales in stores with more than 12 months).

Cost of products and services sold

(R$ million)	2014	2013	Percent change 2014-2013
Ipiranga	55,338.9	50,190.2	10%
Oxiteno	2,624.7	2,479.5	6%
Ultragaz	3,478.5	3,398.2	2%
Ultracargo	141.9	133.8	6%
Extrafarma(1)	752.4	667.2	13%

(¹)	February to December, not included in Ultrapar´s 2013 results, for comparison purposes only.

The cost of products sold and services provided by Ultrapar was R$ 62,305 million in 2014, an increase of 11% compared to 2013. The cost of goods sold by Ipiranga was 10% higher than in 2013, mainly due to increased sales volume and the rise in diesel and gasoline costs by Petrobras and, consequently, increased ethanol costs. Oxiteno’s cost of products sold presented a 6% increase over 2013, mainly due to the 9% weaker Real, partially offset by a 4% reduction in unit variable costs in dollar. The cost of products sold by Ultragaz was 2% higher compared to 2013, due to (i) increased sales volume, (ii) the effects of inflation on costs and (iii) the requalification of an increased number of LPG bottles, partially offset by initiatives implemented for cost reduction over the year. The cost of the services provided by Ultracargo increased by 6% compared to 2013, due to the increased average storage and the effects of inflation on costs, mainly personnel expenses. The cost of products sold by Extrafarma increased by 13% over 2013, due to increased sales and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED).

Gross profit

Ultrapar reported gross profit of R$ 5,432 million in 2014, a growth of 14% compared to 2013, due to the increase in gross profits in all businesses units, except in Oxiteno.

Selling, marketing, general and administrative expenses

(R$ million)	2014	2013	Percent change 2014-2013
Ipiranga	1,871.1	1,759.5	6%
Oxiteno	522.7	486.9	7%
Ultragaz	444.2	432.4	3%
Ultracargo	94.1	94.5	0%
Extrafarma(1)	332.5	238.0	40%

(¹)	February to December, not included in Ultrapar´s 2013 results, for comparison purposes only.

Ultrapar’s selling, marketing, general and administrative expenses amounted to R$ 3,289 million in 2014, a growth of 19% compared to 2013. Ipiranga’s selling, marketing, general and administrative expenses increased by 6% compared to 2013 due to (i) increased sales volume, (ii) the expansion of the distribution network, (iii) the effects of inflation on expenses and (iv) the increase of diesel costs on freight. Oxiteno’s selling, marketing, general and administrative expenses increased by 7% compared to 2013 due to (i) increased logistics expenses, mainly as a result of increases in diesel prices and the depreciation of the Real, (ii) the effects of inflation on expenses, partially offset by lower variable compensation in line with the earnings progression. Ultragaz’s selling, marketing, general and administrative expenses increased by 3% compared to 2013 mainly due to (i) the effects of inflation on personnel and freight expenses and (ii) the increase in variable compensation, in line with the earnings progression, effects partially offset by initiatives for expense reduction. Ultracargo’s selling, marketing, general and administrative expenses remained stable, with the effects of inflation on expenses offset by lower expenses with projects. Extrafarma’s sales, general, administrative and commercial expenses increased by 40% mainly due to (i) the 14% increase in the average number of drugstores, (ii) above-inflation increases on unit expenses with personnel and (iii) expenses with the integration with Ultrapar and the structuring of Extrafarma for a more accelerated growth in the amount of R$ 39 million.

Depreciation and amortization

Total costs and expenses with depreciation and amortization in 2014 was R$ 888 million, R$ 109 million or 14% higher than in 2013, due to the investments made over the period.

Income from disposal of assets

Ultrapar recorded in 2014 a net revenue from the sale of assets of R$ 37 million, R$ 3 million less than the result recorded in 2013.

Operating profit

Ultrapar presented operating profit of R$ 2,144.0 million in 2013, up 26% up over 2012, as a result of the growth of operating profit of all businesses. Ipiranga’s operating profit totaled R$ 1,574.7 million, up 26% over 2012. Oxiteno’s operating profit totaled R$ 308.6 million, up 35% over 2012. Ultracargo’s operating profit totaled R$ 108.9 million, up 3% from 2012. Ultragaz’s operating profit totaled R$ 147.0 million, up 29% from 2012.

Financial result

Ultrapar’s financial results corresponded to net expenses of R$ 445 million in 2014, an increase of R$ 107 million compared to 2013, primarily due to the higher CDI during the period and increased average net debt.

Net income

Ultrapar’s consolidated net income for 2014 reached R$ 1,251 million, 2% above the net income reported in 2013, mainly due to the EBITDA growth between the periods, partially offset by the increase in financial expenses and higher expenses and costs with depreciation and amortization, as a result of investments made over the period.

EBITDA

(R$ million)	2014	2013	Percent change 2014-2013
Ipiranga	2,288.0	2,029.6	13%
Oxiteno	403.7	440.6	-8%
Ultragaz	305.5	280.5	9%
Ultracargo	166.9	157.5	6%
Extrafarma(1)	29.8	53.7	-45%

(¹)	February to December, not included in Ultrapar´s 2013 results, for comparison purposes only.

Ultrapar’s consolidated EBITDA amounted to R$ 3,158 million in 2014, up 8% compared to 2013. Ipiranga reported EBITDA of R$ 2,288 million in 2014, a growth of 13% from 2013, primarily due to (i) increased sales volume in Otto cycle and diesel sold through the reseller segment, with an improved sales mix, (ii) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty and (iii) the initiatives to reduce the gray market in the ethanol market, mainly on the Midwest, Northeast and North regions of Brazil. Oxiteno’s EBITDA totaled R$ 404 million, a 8% drop compared to 2013, due to (i) lower sales volume of specialty chemicals, (ii) the reduction in the international prices of glycols and (iii) the decision to reduce the level of operations in Venezuela since the beginning of the year, partially compensated by the 9% weaker Real. Ultragaz’s EBITDA totaled R$ 306 million, 9% higher than that in 2013, mainly due to increased sales volume, commercial initiatives and reduction in costs and expenses. Ultracargo reached an EBITDA of R$ 167 million in 2014, an increase of 6% compared to the previous year, explained mainly by the increased average storage. Extrafarma reported EBITDA of R$ 30 million, a 45% decrease compared to 2013, due to planned expenses with integration and structuring for a more accelerated growth in the amount of R$ 39 million, partially offset by the increased average number of drugstores and the growth in same store sales.

10.2 – Comments on:

a. Company’s operating results, especially:

i. Description of major components of revenues

More than 90% of consolidated net revenues of Ultrapar is generated by the fuel and LPG distribution businesses. Therefore, the main components of these revenues come from diesel, gasoline and ethanol sales by Ipiranga and from LPG sales by Ultragaz. See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

ii. Factors that materially affected operating results

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement”.

b. Changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement” and See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

c. Effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results, if relevant

LPG business

Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil have been stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. However, since 2008 Petrobras has increased LPG refinery price for commercial and industrial usage sporadically, as shown below:

(% increase)	Jan/08	Apr/08	Jul/08	Jan/10	Dec/14	Sep/15	Dec/15
Commercial and industrial LPG	15%	10%	6%	6%	15%	11%	4%

The LPG refinery prices for residential use remained unchanged from May 2003 to September 2015, when Petrobras increased prices by 15%. In the last years, Petrobras’ practice was not to immediately reflect volatility of international prices of oil and its derivatives in the Brazilian market. We cannot guarantee that this trend will continue. Any sharp increase in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume.

LPG bulk sales are correlated to economic growth. Thus, an acceleration or deceleration in Brazilian GDP growth can affect our sales volume. This segment represented approximately 30% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a relatively low correlation with economic performance.

Chemical and petrochemical business

The specialty chemicals volume in the Brazilian market is correlated to economic growth. Therefore, an acceleration or deceleration in the Brazilian GDP growth can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented 58% of its total sales in 2015. As the Brazilian market grows, Oxiteno aims at (i) increasing the volume sold in the domestic market once the logistics costs are usually lower than those of sales outside Brazil, and (ii) increasing sales volume of specialties, products of higher value added than commodities. In 2015, sales of specialty chemicals represented 85% of the total volume sold by Oxiteno.

In 2012, Oxiteno expanded its activities to the United States, through the acquisition of a specialty chemicals plant in Pasadena, Texas, with production capacity of 32,000 tons per year, and to Uruguay, through the acquisition of American Chemical, a specialty chemicals Company, with production capacity of 81,000 tons per year. In 2013, Oxiteno invested in the expansion of its production capacity in Coatzacoalcos, in Mexico. In 2015, Oxiteno announced investments of R$ 460 million in 2016. Such amount includes US$ 65 million to build a new ethoxylation unit in its site in Texas, which is expected to be completed in 2017. The new facility will reach production capacity of 170,000 tons per year in its final stage. Sharp changes in the foreign exchange rates can impact Oxiteno’s investments in Reais, leading to increased use of cash.

Almost all of Oxiteno’s products prices and variable costs are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation of the U.S. dollar could have an impact on Oxiteno’s contribution margin in the future. In 2015, Real depreciated 47% against the U.S. dollar, influencing positively Oxiteno’s results. From December 31, 2015 to February 29, 2016, the Real depreciated 2% against the dollar. We cannot predict what will be the trend of the Real in the future.

Oxiteno’s main raw material is the ethylene, which is produced from naphtha in Brazil. Generally, naphtha prices in Brazil fluctuate with oil prices. In 2014, the slowdown in the global economy and the decisions of the OPEC member countries on oil production influenced the international oil price, which started the year at US$ 111/barrel (Brent) and remained stable until the third quarter, but ended 2014 at US$ 62/barrel. In 2015, oil prices ended at US$ 38/barrel, down 39% compared to 2014. From December 31, 2015 to February 29, 2016, oil prices fell by 5%. We cannot predict whether oil and ethylene prices maintain this trend. A sharp variation in ethylene prices would impact Oxiteno’s results if it is not able to keep operating margins.

The increase in demand for chemical and petrochemical products in Brazil during the last years and the ongoing integration of regional and world markets have contributed to the increasing integration of the Brazilian petrochemical industry into the international marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material effect on our business and results of operations. The chemical industry performance worldwide was strongly affected by the world financial crisis in 2009, which caused the demand for chemical products to decrease in several countries. Due to the growth of the Brazilian chemicals market that year, Oxiteno faces tougher competition from certain foreign producers since 2009, including ethylene oxide and derivatives producers with access to natural-gas-based raw materials.

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and natural gas (Otto cycle) in Brazil have been correlated to the growth of the light vehicle fleet. According to ANFAVEA, in 2015, the light vehicle fleet continued to grow, with about 2.5 million new vehicles licensed in Brazil and estimated growth of 3% of the fleet compared to 2014, reaching about 40 million light vehicles. Additionally, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2013 data released by ANFAVEA (the last available data), the penetration of light vehicles in Brazil is about 20% of total inhabitants, while in Argentina and in Mexico is 30%. Recent data show a growth of Otto cycle below the fleet growth, due to worsening in employment levels and household income. Diesel sales, which in 2015 accounted for 51% of the volume sold by Ipiranga, have historically been correlated with Brazilian economic performance, particularly the agricultural and consumer goods segments. In 2015, the Brazilian diesel market, according to ANP data, presented reduction of 5% when compared to 2014, influenced by the weak performance of the economy and decrease in diesel consumption for thermoelectric power plants. The increase in fuels consumption could have a positive effect on the future volume sold by the Company and on its results, but we cannot guarantee that this trend will continue.

In the last few years, Petrobras’ practice was not to immediately reflect the volatility of international prices of oil and its derivatives in the Brazilian market. We cannot guarantee that this trend will continue. In October 2011, the Brazilian government reduced the percentage of anhydrous ethanol mixed to gasoline from 25% to 20%, due to a shortage of ethanol production. To avoid the price increase of the gasoline to the end consumer, the government decided to reduce the CIDE tax from R$ 230/m³ to R$ 193/m³ at the same time. In November 2011, the government reduced again the CIDE tax of the gasoline A to R$ 91/m³ and the diesel from R$ 70/m³ to R$ 47/m³. This reduction of the CIDE tax allowed Petrobras to increase gasoline and diesel prices by 10% and 2%, respectively, without affecting prices to the distributor.

In June 2012, Petrobras started to sporadically increase diesel and gasoline prices, as shown below. In the same date, the CIDE tax of both products was simultaneously reduced to zero, offsetting the effect of the price increase at that moment to consumers. Subsequent increases had an impact on consumer prices. In January 2015, the Brazilian government announced the return of the CIDE tax and the increase in the PIS and Cofins taxes on fuel, with an impact of R$ 220/m³ for gasoline and R$ 150/m³ for diesel as from February 1, 2015.

(% increase)	Jun/12	Jul/12	Jan/13	Mar/13	Nov/13	Nov/14	Sep/15
Diesel	3.9%	6.2%	5.4%	4.9%	8.0%	5.0%	4.0%
Gasoline	7.8%	—	6.6%	—	4.0%	3.0%	6.0%

Effects of inflation over our operational costs and expenses

Ultrapar’s operational costs and expenses are substantially in Reais, thus influenced by the general price levels in the Brazilian economy. In 2015, 2014 and 2013, the variation of IPCA (Consumer Prices Index), the index adopted by the Brazilian government to set inflation targets, was 10.7%, 6.4% and 5.9%, respectively. From December 31, 2015 to January 31, 2016, the variation of IPCA was 1.3%.

Financial Result

The main macroeconomic factors that influence the financial results of Ultrapar are the foreign exchange and interest rates.

Exchange rate

Most of the transactions of the Company are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno. Ultrapar and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, revenues and disbursements in foreign currency and net investments in foreign operations, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, revenues and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2015, 2014 and 2013:

Assets and liabilities in foreign currency

(R$ million)	12/31/2015	12/31/2014	12/31/2013
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except for hedging instrument)	147.8	594.9	457.2
Foreign trade accounts receivable, net of provision for loss	188.8	190.3	156.0
Advances to foreign suppliers, net of accounts payable from imports	611.4	507.3	443.4

	948.0	1,292.5	1,056.6

Liabilities in foreign currency
Financing in foreign currency	(2,630.3)	(1,867.2)	(1,294.9)
Accounts payable arising from imports, net of advances to foreign suppliers	(64.4)	(70.6)	(45.3)

	(2,694.7)	(1,937.8)	(1,340.2)

Foreign currency hedging instruments	2,667.2	783.3	427.1
Net asset position – Total	920.5	138.0	143.5

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 920.5 million in foreign currency:

(R$ million)	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
(1) Income effect	Real devaluation	(7.7)	(19.4)	(38.7)
(2) Equity effect		99.8	249.5	499.0

(1) + (2)	Net effect	92.1	230.1	460.3

(1) Income effect	Real valuation	7.7	19.4	38.7
(2) Equity effect		(99.8)	(249.5)	(499.0)

(3) + (4)	Net Effect	(92.1)	(230.1)	(460.3)

Gains (losses) directly recognized in equity in cumulative translation adjustments are due to exchange rate variations on equity of foreign subsidiaries. See Notes 2.r and 22.f Other Comprehensive Income.

Interest Rate

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, debentures, BNDES and other development agencies and borrowings in foreign currency, as shown in Note 14. The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2015, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, swapping the fixed interest rate of certain debts to floating interest rate (CDI).

The table below shows the financial assets and liabilities exposed to floating interest rates as of December 31, 2015, 2014 and 2013:

(R$ million)	Note	12/31/2015	12/31/2014	12/31/2013
CDI
Cash equivalents	4	2,498	2,691	2,051
Financial investments	4	802	903	747
Asset position of foreign exchange hedging instruments – CDI	30	31	114	112
Loans and debentures	14	(5,521)	(5,158)	(3,862)
Liability position of foreign exchange hedging instruments – CDI	30	(2,225)	(750)	(453)
Liability position of hedging instruments from pre-fixed interest to CDI	30	(28)	(486)	(855)
Net liability position in CDI		(4,444)	(2,686)	(2,258)
TJLP
Loans – TJLP	14	(421)	(541)	(641)
Net liability position in TJLP		(421)	(541)	(641)
LIBOR
Asset position of foreign exchange hedging instruments – LIBOR	30	1,364	762	330
Loans – LIBOR	14	(1,587)	(814)	(374)
Net liability position in LIBOR		(223)	(53)	(45)
TIIE
Loans – TIIE	14	(27)	(32)	(31)
Net liability position in TIIE		(27)	(32)	(31)
SELIC
Loans – SELIC	14	(31)	—	—
Net liability position in SELIC		(31)	—	—
Total net liability position exposed to floating interest		(5,145)	(3,311)	(2,975)

Sensitivity analysis of floating interest rate risk

The table below shows the incremental expenses and income that would be recognized in financial income as of December 31, 2015, due the effect of floating interest rate changes in different scenarios:

(R$ million)	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	33.6	84.0	168.1
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	2.1	5.2	10.4
Interest effect on debt	Increase in CDI	(71.1)	(177.7)	(355.4)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(20.1)	(50.1)	(100.1)

Incremental expenses		(55.5)	(138.6)	(277.0)

Interest effect on debt	Increase in TJLP	(3.0)	(7.4)	(14.8)

Incremental expenses		(3.0)	(7.4)	(14.8)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.3	0.7	1.5
Interest effect on debt	Increase in LIBOR	(0.4)	(0.9)	(1.9)

Incremental expenses		(0.1)	(0.2)	(0.4)

Interest effect on debt	Increase in TIIE	(0.1)	(0.3)	(0.7)

Incremental expenses		(0.1)	(0.3)	(0.7)

Interest effect on debt	Increase in SELIC	(0.2)	(0.4)	(0.8)

Incremental expenses		(0.2)	(0.4)	(0.8)

10.3 – Comments on material effects that the events below have caused or are expected to cause on the Company’s financial statements and results:

a. Introduction or disposal of operating segment

There was no introduction or disposal of operating segment in the fiscal year 2015.

b. Establishment, acquisition or sale of ownership interest

There was no relevant establishment, acquisition or sale of ownership interest in the fiscal year 2015, that have caused or are expected to cause significant effects on the Company’s financial statements.

c. Unusual events or transactions

Not applicable.

10.4 – Comments on:

a. Significant changes in accounting practices

All the financial information contained in Item 10 is presented the same accounting practices (IFRS).

2015:

There were no significant changes in accounting practices in the fiscal year 2015.

2014:

There were no significant changes in accounting practices in the fiscal year 2014.

2013:

The following standards were effective on January 1, 2013 and have impacted the Company’s financial statements previously disclosed for December 31, 2012 and 2011:

(1) adoption of IFRS 11 (CPC 19 (R2)) – Joint arrangements: the investments in RPR, Maxfácil Participações S.A., União Vopak Armazéns Gerais Ltda. and ConectCar Soluções de Mobilidade Eletrônica S.A. are no longer proportionally consolidated and are accounted for using the equity method.

(2) amendments to IAS 19 Revised (CPC 33 (R2)) – Employee benefits: actuarial gains and losses are no longer recognized in the income statement and are recognized in shareholders’ equity as accumulated other comprehensive income. Past service costs are recognized in retained earnings within shareholders’ equity in the date of transition. From the date of transition, past service costs will be recognized in income statements when measured. Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under caption “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

The financial information included in this document relating to the balance sheets of 12/31/2013and the financial and cash flows statements for 2013 derive from our consolidated financial statements, filed with the CVM on February 19, 2014.

b. Significant effects of changes in accounting practices

Not applicable for fiscal year 2015 and 2014.

c. Exceptions and emphasis present in the auditor’s opinion

None.

10.5 – Comments on the Company’s critical accounting policies

The presentation of our financial condition and results of operations requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and may affect the reported amount of them as well as our revenues and expenses. The financial statements include, among others, estimates mainly related to (i) determining the fair value of financial instruments (Notes 4, 14 and 30), (ii) the determination of the allowance for doubtful accounts (Notes 5 and 30), (iii) the determination of provisions for losses of inventories (Note 6), (iv) the determination of deferred income taxes amounts (Note 9), (v) useful life of property, plant and equipment (Note 12), (vi) the useful life of intangible assets and the determination of the recoverable amount of goodwill (Note 13), (vii) provisions for assets retirement obligations (Note 19), (viii) provisions for tax, civil and labor liabilities (Note 20), (ix) estimates for the preparation of actuarial reports (Note 18), (x) the fair value determination of the subscription warrants – indemnification (Note 3.a and 30) and (xi) the determination of exchange rate used to translation of Oxiteno Andina financial statements (Note 2.r).

Actual results may differ from those estimated under different variables, assumptions or conditions, even though our management believes that its accounting estimates are reasonable. The following paragraphs review the critical accounting estimates that management considers most important for understanding our financial condition, results of operations and cash flows. An accounting estimate is considered a critical accounting estimate if it meets the following criteria:

•	The accounting estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made; and

•	Different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial condition, results of operations or cash flows.

We have identified the following accounting policies as critical:

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net sales and services revenue. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required in future periods. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses (see Notes 5 and 30).

Provisions for inventory losses

If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet Ultrapar and its subsidiaries’ specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team. For further information on Ultrapar’s provisions for inventory losses, see Note 6.

Deferred income tax and social contribution

We recognize deferred tax assets and liabilities which do not expire, arising from tax loss carry forwards, temporary add-backs, revaluation of property, plants and equipment and other procedures. We periodically review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets, resulting in an increase in our effective tax rate, thereby decreasing net income. A high degree of management judgment is required in determining any valuation allowance. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact of future results (see Note 9.a).

Provision for civil and labor tax risks

We are currently involved in certain legal and administrative proceedings that arise from our normal course of business. We believe that the extent to which these legal provisions are recognized in our consolidated financial statements is adequate. It is our policy to record accrued liabilities in regard to lawsuits when the probability of an existing obligation is considered more likely than not to occur in the opinion of our management, based on information available to Ultrapar, including information obtained from our internal and external legal advisors. Future results of operations could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments in each matter being discussed or by changes in approach, such as a change in settlement strategy in dealing with these matters (see Note 20, items a, b, c, d).

Property, plant and equipment

Property, plant and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see Note 19). Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the useful life of the assets, which are reviewed annually. Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

Intangible assets

Intangible assets include assets acquired by Ultrapar and its subsidiaries from third parties, according to the criteria below (see Note 13):

•	Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

•	Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•	Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

Ultrapar and its subsidiaries have not recognized intangible assets that were created internally. Ultrapar and its subsidiaries have not recognized intangible assets that have an indefinite useful life, except for goodwill, the am/pm brand and for the in 2014 acquired Extrafarma brand (See Note nº 3.a).

Impairment of Assets

Ultrapar review, at least annually, the existence of any indication that an asset may be impaired. If there is an indication, Ultrapar estimates the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less net of disposal costs is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, Ultrapar considers the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such flows are discounted to their present values ??using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the present value of expected future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

Ultrapar performs impairment tests of goodwill balances for expected future profitability, as shown in the table of Note 13. The process of determining the value in use involves assumptions, judgments and estimates on cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and future working capital and discount rates. The assumptions about the growth of future cash flows projections are based on the Ultrapar’s business plan, as well as comparable market data and represent management’s best estimate of the economic conditions that will exist during the economic life of the different CGU to which the goodwill is related.

The assessment of the value in use is made for a period of five years, and thereafter considers the perpetuity of the premises, with a view to business continuity capacity indefinitely.

To December 31, 2015, the discount and real growth rates used to extrapolate projections ranged from 10.3% to 17.1% (except discount rate of Oxiteno Andina of 43.5%) and 0% to 1% per year, respectively, depending on the analyzed UGC.

The impairment test of goodwill balances of Ultrapar did not result in the need of recognition loss for the years ended December 31, 2015, 2014 and 2013.

Provisions for assets retirement obligations

Corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when tanks are installed. The estimated cost is recognized in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated by the IPCA (Consumer Prices Index) until the respective tank is removed (see Note 19). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount.

Fair value of financial instruments

Our financial instruments are classified in accordance with the following categories:

•	Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation and changes in fair value are recognized in profit or loss.

•	Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•	Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in other comprehensive and accumulated income in the caption “valuation adjustments”. Accumulated gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case of prepayment.

•	Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variations are recognized in profit or loss. The balances are stated at acquisition cost plus the interests, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable and other trade receivables.

Ultrapar and its subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•	Hedge accounting – fair value hedge: derivative financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•	Hedge accounting – cash flow hedge: derivative financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction that may affect the income. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss in the same line of the income statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

•	Hedge accounting – hedge of net investments in foreign operation: derivative financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

In order to estimate fair values, we consider several variables, such as interest rates, discount rates, foreign exchange rates and future cash flows. Our most important sources of information concerning these variables are the market projections of future exchange and interest rates provided by the BM&FBOVESPA and BBA – British Bankers Association. We believe BM&FBOVESPA and BBA – British Bankers Association to be the most adequate and reliable sources of information available for our calculations. However, given the volatility inherent in financial markets, estimates concerning the variables used to calculate fair values are subject to constant change. As a consequence, our judgment related to, among other issues, the behavior of these variables, the selection of sources of information and the timing of calculation, directly affects the fair values of our financial instruments and the amount of gains or losses recorded in the income statement. Additional information regarding fair value of financial instruments is available in Notes 4, 14 and 30.

Post-retirement benefits

Ultrapar and its subsidiaries offer their employees a defined contribution pension plan, managed by Ultraprev – Associação de Previdência Complementar. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring Company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring Company and its subsidiaries do not guarantee the amounts or the duration of the benefits received by each employee that retires.

Ultrapar and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 695/2012.

Significant actuarial assumptions adopted include:

Economic factors	12/31/2015 % p.a.

Discount rate for the actuarial obligation at present value	12.71
Average projected salary growth rate	8.98
Inflation rate (long term)	5.0
Growth rate of medical services	9.20

Demographic factors

•	Mortality Table for the life insurance benefit – CSO-80

•	Mortality Table for the other benefits – AT 2000 Basic decreased by 10%

•	Disabled Mortality Table – RRB 1983

•	Disability Table – RRB 1944 modified

Subscription Warrants – indemnification fair value determination

Subscription warrants are valued according to Ultrapar’s share price (UGPA3) on the effective date of financial statements, reduced by the dividend yield, once the subscription warrants’ exercise is only possible from 2020 onward, without dividends rights until then. The quantity of shares of the subscription warrants – indemnification is also adjusted according to the variation of the amounts of provisions and of tax, civil and labor risks contingent liabilities, relative to the period before January 31, 2014. For more information about Extrafarma’s acquisition, see Note 3.a.

Exchange Rate used in the translation of financial statements – Oxiteno Andina

Due to the political and economic situation in Venezuela, the Company’s management reassessed the exchange rate used in the translation of financial statements and changed, on December 31, 2015, the rate from SICAD to SIMADI, due to the fact that currently this exchange rate is the one that most closely matches the best expression of the Venezuelan economy. For more information see Note 2.r.

10.6. – Issuer’s off-balance sheet items

a. Assets and liabilities held by the issuer, whether directly or indirectly, off-balance sheet:

i. Operating leases, assets and liabilities

See “Item 10.6.b. Other off-balance sheet arrangements”.

ii. Receivables portfolios over which the entity has risks and liabilities, indicating respective liabilities

Not applicable.

iii. Future purchase and sale of products or services contracts

See “Item 10.6.b. Other off-balance sheet arrangements”.

iv. Unfinished construction contracts

Not applicable.

v. Other future financing agreements

Not applicable.

b. Other off-balance sheet arrangements

The following table shows our main off-balance sheet arrangements on December 31, 2015:

	Total	Payment due by period
Contractual Obligations (off-balance sheet) (R$ million)		up to 1 year	between 1 and 3 years	between 3 and 5 years	more than 5 years
Estimated planned funding of pension and other post-retirement benefit obligations(1)	696.4	22.4	48.2	53.2	572.6
Purchase obligations – raw material(2)	2,098.3	330.8	661.7	661.7	444.1
Purchase obligations – utilities(3)	62.5	20.3	45.8	-3.5	0.0
Minimum movement obligations – cargo(4)	69.4	8.6	16.4	16.4	28.1
Operating lease(5)	282.7	65.8	98.2	51.9	67.0

	3,209.4	447.9	870.2	779.5	1,111.8

(1)	The estimated payment amount was calculated based on a 5.0% inflation assumption.
(2)	Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment clause was renegotiated, valid from 2013, and provides a minimum annual consumption of 205 thousand tons and a maximum of 220 thousand tons. Oxiteno S.A has a supply agreement with Braskem, valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required since the beginning of the agreement. The estimated payment amount was calculated based on the acquisition price of ethylene at the end of 2015. (See Note 31.a).
(3)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(4)	Tequimar has agreements with CODEBA – Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros – in connection with its ports facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products (i) in Aratu, of 100,000 tons per year until 2016, and of 900,000 tons per year in 2022, as well as (ii) in Suape, of 250,000 tons per year, until 2027, and of 400,000 tons per year in Suape from 2027 to 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2015, these rates per ton were R$ 6.99 for Aratu and R$ 2.90 for Suape. (See Note 31.a).
(5)	The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. Subsidiaries Cia. Ultragaz, Bahiana, Utingás Armazenadora S.A., Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet.

Additionally, some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. As of December 31, 2015, Ultrapar and its subsidiaries did not have losses in connection with these collaterals. (See Note 14.k)

Vendor
2015
Term	Less than 213 days
Maximum amount of future payments related to these guarantees	R$ 27.1 million

10.7. – Off-balance sheet items

a. How such items change or may change revenues, expenses, operating income, financial expenses or other items of the issuer’s financial statements

Contractual obligation included in “Item 10.6.b. Other off-balance sheet arrangements” would have the following effects on the Company’s net sales and services, costs, expenses, operating income and financial income (expenses), throughout the period of the contract.

(R$ million)	Estimated planned funding of pension and other post- retirement benefit obligations	Purchase obligations – raw materials	Purchase obligations – utilities	Minimum movement obligations – cargo	Operating lease
Net sales and services	—	—	—	—	—
Cost of sales and services	(83.8)	(2,098.3)	(62.5)	(69.4)	—
Gross profit	(83.8)	(2,098.3)	(62.5)	(69.4)	—
Operating expenses
Selling expenses	(159.9)	—	—	—	(213.9)
General and administrative expenses	(452.7)	—	—	—	(11.6)
Income from sale of assets	—	—	—	—	—
Other operating income, net	—	—	—	—	(57.2)

Operating income	(696.4)	(2,098.3)	(62.5)	(69.4)	(282.7)
Financial results	—	—	—	—	—

b. Nature and purpose of the transaction

See “Item 10.6.b. Other off-balance sheet arrangements”.

c. Nature and amount of obligations assumed by and rights conferred upon the issue due to the transaction

See “Item 10.6.b. Other off-balance sheet arrangements”.

10.8. – Discussion on the main elements of the issuer’s business plan:

a. Investments

i. Quantitative and qualitative description of the investments in progress and the estimated investments

In 2015, Ultrapar continued with an investment strategy focused on the continuing growth of scale economy and competitiveness, better serving an increasing number of customers. Investments, net of disposals, totaled R$ 1,352 million in organic investments.

At Ipiranga, R$ 872 million were invested, of which (i) R$ 374 million in the expansion of its service station network (through the conversion of unbranded service stations, the opening of new gas stations and new customers) and am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 115 million in expanding its logistics infrastructure to support the growing demand, through the construction and expansion of logistics facilities, (iii) R$ 86 million in modernization, mainly in logistics facilities and (iv) R$ 297 million in the maintenance of its operations, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$ 854 million were related to property, plant, equipment and intangible assets and R$ 18 million were related to the financing to clients, net of repayments. At Ultragaz, R$ 220 million were invested mainly in new clients in the bulk segment, replacement of bottles and maintenance of its bottling facilities. At Oxiteno, the total investments in 2015 amounted to R$ 131 million, mainly due to the maintenance of its production units and completion of the expansion of its production capacity in Coatzacoalcos, Mexico. Extrafarma invested R$ 81 million, mainly directed towards the opening of new drugstores, maintenance of the existing drugstores and IT retail-facing projects. In 2015, Ultracargo invested R$ 24 million, mainly directed towards modernization and maintenance of its terminals.

Ultrapar’s investment plan for 2016 amounts to R$ 1,809 million, which demonstrates the continuity of good opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations. At Ipiranga, the plan includes investments of (i) R$ 354 million to maintain the pace of expansion of its distribution network (through the conversion of unbranded service stations and the opening of new gas stations) and of am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, and in new distribution centers to serve convenience stores, (ii) R$ 112 million in the expansion of its logistics infrastructure to support its growth, mainly through the construction and expansion of operating facilities, and (iii) R$ 421 million in the maintenance and modernization of its operations, mainly in the renewal of contracts of its distribution network, renovation of service stations, and information systems to support its operations. The investment approved for Oxiteno amounts to R$ 460 million in 2016. Such amount includes US$ 65 million to build a new ethoxylation unit in its site in Texas (EUA), as announced in November 2015, which shall be completed by the end of 2017. This new unit will have a production capacity of 170 thousand tons per year in its final stage. The remaining amount will be directed towards modernization and maintenance of its units aiming at greater productivity, and information systems. At Ultragaz, the investments of R$ 208 million will be focused mainly (i) on capturing new customers in bottled and bulk segments, (ii) on the replacement and purchase of bottles, (iii) on the expansion and maintenance of bottling bases, and (iv) IT with focus on systems to support its operations. Ultracargo will invest R$ 118 million mainly (i) in the modernization of terminal safety systems, (ii) in the expansion of the Itaqui terminal, which shall start operating in 2017, and (iii) in the adjustment and maintenance of the infrastructure of its existing terminals. At Extrafarma, we will invest R$ 124 million, mainly in the opening of new drugstores and in the maintenance of its activities.

ii. Sources of financing investments

For further details on the sources of financing investments see “Item 10.1.d. Sources for financing working capital and investments in non-current assets” e “Item 10.1.e. Sources for financing working capital and investments in non-current assets to be used to in case of deficiencies in liquidity”.

iii. Relevant disposals in process and forecasted disposals

There are no significant divestitures in progress or planned.

b. Disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer’s production capacity

There is no disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer’s production capacity.

c. New products and services

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2015, 133 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2015, 2014 and 2013 were R$ 41 million, R$ 36 million and R$ 28 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactants industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in September in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities.

Oxiteno’s investments in research and development have resulted in the introduction of 70 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Ipiranga constantly develops specific initiatives for each segment in which it operates, such as the offering of supply and technical support at large clients’ facilities. In the urban service stations segment, the wide range of non-fuel products and services and the constant pursue of excellence have been contributing significantly to the increase in the number of consumers and the client-loyalty for its service stations. Additionally, the offer of convenience and services at the service stations aims at greater satisfaction to the customers, and therefore more value added. In addition to fueling its vehicles the consumer can also shop at am/pm convenience stores and at Ipirangashop.com and enjoy other services provided in many service stations of Ipiranga’s network. Besides filling in the tank of the vehicle, the consumer can also make purchases at convenience stores am/pm, of which more than 500 include bakeries, in Ipirangashop.com and still enjoy other services installed in several service stations of the network. In another pioneer initiative, Ipiranga launched in 2009 the program “Km de Vantagens”, a loyalty program in the fuel industry that grants rewards and benefits to customers and resellers that has strengthened as an important platform for customer relationship and for other initiatives of Ipiranga, currently with around 21 million participants, up 15% over 2014. Ipiranga’s Posto Ecoeficiente project (Eco-Efficient service station) is one of the differentiation initiatives that reflect Ultrapar’s innovation philosophy. It aggregates, in a single project, innovative solutions and sustainable technologies, in harmony with the profitability of the service station for the reseller. The Posto Ecoeficiente project involves solutions in the construction and operation of service stations that result in better use of resources, such as water and electricity, and reduction of wastage and residues. The Postos Ecoeficientes reached, in 2015, 1,159 service stations in Brazil and over 226 service stations are under construction. In 2012, among the initiatives of Ipiranga, we highlight the strengthening of Posto Virtual and the creation of ConectCar. ConectCar started its operations in 2013 and reached, in 2015, approximately 600 thousand customers, and is now available in almost all toll roads in Brazil. The chip installed on the vehicle windshield will allow the automatic opening of toll gates at lower costs, through a prepaid system and free tuition. Additionally, it can be used for fuels purchase. The client may buy the chip at Ipiranga’s service stations, using the points of the loyalty program Km de Vantagens. In 2015, ConectCar announced a new strategic partner, Itaú Unibanco, which acquired 50% of OTP interest. This new partner provides ConectCar the opportunity to expand its services to new markets, continuing with its purpose of providing the customers with mobility, convenience, flexibility and, above all, differentiated benefits. In 2013, Ipiranga launched the Ipiranga Frotas, a service for the remote control of the fleet, allowing the companies to control and monitor better its vehicle fleet. Another pioneer initiative in 2013 was the app Posto Ipiranga na Web, the first of its kind to be launched in Brazil. The app allows the user with a smartphone to purchase fuels credits, which was already possible through the Ipiranga website. In 2015, am/pm added 20 private label products to its portfolio. In 2014, the novelty was the “Beer Cave”, a new beverage shopping experience for customers in am/pm stores. It is a cold room with a wide variety of labels of domestic and imported beers. The Beer Cave is part of a marketing action of the Heineken brewery partner. Approximately 230 am/pm shops throughout Brazil implemented the novelty in 2015. In 2014, Ipiranga created the am/pm suplies in order to concentrate logistics and distribution for am/pm stores, adding more value for the operation and improving the quality and diversity of products offered.

10.9. – Discussion on other relevant factors which affected the operational performance

On April 2, 2015, part of the storage facilities operated by Ultracargo in Santos, in the State of São Paulo, endured a nine-day fire accident surrounding six ethanol and gasoline tanks. The six tanks represented 4% of Ultracargo’s overall capacity in Brazil as of December 31, 2014. There were no casualties and the cause of such accident and its impacts are still being investigated, including the extent of operational losses, damage to assets, potential environmental damages (see Note 20.b.2.2) and other liabilities and reputational harm. The Company maintains insurance policies to cover certain risks to which the subsidiaries are exposed (see Note 31.b).

On April 9, 2015, the Santos municipal government suspended Ultracargo’s activities in that city. Ultracargo’s operations in Santos comprise two separate areas. On April 27, 2015, the municipal government granted Ultracargo the authorization to resume its operations in the area not affected by the accident as published in the Santos Official Gazette (Diário Oficial de Santos). The operations corresponding to 185 thousand cubic meters capacity, or 22.5% of Ultracargo’s overall capacity in Brazil, are still suspended.

Ultracargo completed the preparation of the decommissioning plan, which consists of the removal of equipment and structures of the terminal affected by the fire, and submitted it to the approval of the competent authorities. This process will allow the experts of the Criminalistics Institute to finalize the assessment to determine the causes of the incident.

ANNEX III – ALLOCATION OF NET EARNINGS

(According to annex 9-1-II of CVM Instruction 481/2009)

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II

Allocation of net earnings

(in thousands of reais, except when otherwise mentioned)	Year ended 12/31/2015

1. Inform net earnings for the fiscal year	1,503,466

2. Inform the total amount of dividends and dividends per share, including prepaid dividends and interest on equity already declared(1)
Total amount	871,309
Amount per common shares (R$) – Interim dividends	0.80
Amount per common shares (R$) – Complementary dividends	0.80

3. Inform the percentage of distribution of net earnings for the fiscal year	58%

4. Inform the total amount of dividends and dividends per share based on the net earnings of previous years	—

5. Inform, deducting prepaid dividends and interest on equity declared:
a. The gross amount of dividends and interest on equity, individually, based on the number of shares of each type and class	—
Gross amount – Dividends common shares	—
b. Form and term of dividend and interest on equity payments
Form of payment	—
Payment term	—
c. Any levy of monetary restatement and interest on dividends and interest on equity	—
d. Date of declaration of payment of dividends and interest on equity taken into account for identification of shareholders entitled to receive dividends and interest on equity	—

6. In the event of dividends or interest on equity declared based on net earnings with respect to semiannual balance sheets or shorter periods	436,842
a. Inform the total amount of dividends or interest on equity declared
b. Inform the date of the respective payments	08/21/2015

7. To provide a comparative table indicating the following per share value of each type and class:
a. Net profit for the fiscal year and for the three (3) previous years(2)
Amount per common shares (R$) – 12.31.2015	2.74
Amount per common shares (R$) – 12.31.2014	2.26
Amount per common shares (R$) – 12.31.2013	2.28
Amount per common shares (R$) – 12.31.2012	1.89
b. Dividends and interest on equity distributed in the three (3) previous years
12.31.2014	778,718
Amount per common shares (R$) – Interim dividends	0.71
Amount per common shares (R$) – Complementary dividends	0.71
12.31.2013	743,527
Amount per common shares (R$) – Interim dividends	0.66
Amount per common shares (R$) – Complementary dividends	0.71
12.31.2012	627,424
Amount per common shares (R$) – Interim dividends	0.51
Amount per common shares (R$) – Complementary dividends	0.66

8. If there is destination of earnings to the legal reserve
a. Identify the amount allocated to legal reserve	75,173
b. Detail the method for the calculation of the legal reserve	Art. 193 – Brazilian Corporate Law – Of the net earnings for the fiscal year, 5% will be allocated, prior to any other destination, to the legal reserve, which shall not exceed 20% of the share capital.

9. If the company has preferred shares entitled to receive fixed or minimum dividends
a. Describe the method for calculation of fixed or minimum dividends	—
b. Inform whether the net earnings for the fiscal year is sufficient to fully pay fixed or minimum dividends	—
c. Identify if any unpaid portion is cumulative	—
d. Identify the total amount of fixed or minimum dividends to be paid with respect to each class of preferred shares	—
e. Identify fixed or minimum dividends to be paid with respect to each class of preferred shares	—

10. With respect to the mandatory dividend
a. Describe the method for calculation set in the bylaw	Bylaw – Art. 55 – item b) 50% (fifty percent) of adjusted net income to pay mandatory dividends to shareholders, offsetting the semi-annual and interim dividends that may have been declared.
b. Inform if the dividend is being fully paid	Yes
c. Inform to amount eventually retained	—

11. In the event of retained mandatory dividend due to the Corporation’s financial condition
a. Inform the retained amount	—
b. Describe, in details, the Company’s financial condition, including any aspects relating to the liquidity analysis, working capital and positive cash flow	—
c. Justify the retaining of dividend	—

12. In the event of destination of the net earnings to the contingency reserve
a. Identify the amount allocated to the reserve	—
b. Identify any probable loss and the reason therefore	—
c. Explain why the loss is considered probable	—
d. Justify the establishment of the reserve	—

13. In the event of destination of the net earnings to the unrealized profit reserve
a. Identify the amount allocated to the profit reserve	—
b. Inform the nature of unrealized profits which originated the reserve	—

14. In the event of destination of the net earnings to statutory reserve(3)
a. Describe the statutory clauses which establish the reserve	Bylaw – Art. 55 – item c)
b. Identify the amount allocated to the reserve(4)	557,122
c. Describe how the amount was calculated	At the proposal of the management bodies, up to 45% (forty five percent) of adjusted net income will be used to create a reserve for investments, in order to preserve the integrity of corporate assets and strengthen the Company’s capital, allowing new investments, up to 100% (hundred percent) of it’s capital, observing that the balance of this reserve, added to the balances of other profit reserves, except for unrealized profits reserves and reserves for contingencies, not exceeding 100% (hundred percent) of it’s capital, and once reached that limit, the Board of Directors may decide on the application of the excess in the capital increase or the distribution of dividends.

15. In the event of retention of profits under the capital budget
a. Identify the amount retained	—
b. Provide a copy of the capital budget	—

16. In the event of destination of the net earnings to the tax incentive reserve
a. Identify the amount allocated to the reserve	—
b. Explain the nature of the destination	—

(1)	The values presented in item 2 include the amount indicated in item 6, as well as the amount of R$ 434,467 thousand, according to declared dividends approved by the Board of Directors of the Company on 02.17.2016, which were paid to shareholders from 03.04.2016 onwards.
(2)	Number of shares used for the earnings per share calculation does not include treasury shares of the Company.
(3)	Investments statutory reserve made in accordance with Article 194 of The Brazilian Corporate Law and item c of Article 55 of the Company’s Bylaws in order to preserve the integrity of corporate assets and strengthen the Company’s capital, allowing new investments.
(4)	Includes the realization of revaluation reserve, net of income tax and social contribution, in the amount of R$ 138 thousand.

ANNEX IV – MANAGEMENT AND FISCAL COUNCIL COMPENSATION PROPOSAL

Management and Fiscal Council Compensation Proposal

A – Management compensation proposal

The proposal for the maximum annual limit of the Management compensation for the period between May 2016 and April 2017 is R$ 60,000,000.00 (sixty million Reais), of which R$ 6,000,000.00 (six million Reais) refers to compensation for the members of the Board of Directors and R$ 54,000,000.00 (fifty-four million Reais) for the Company’s Officers, including R$ 9,947,430.00 (nine million, nine hundred forty-seven thousand, four hundred thirty Reais) referring to the stock-based compensation plan and post-retirement benefits.

The total amount proposed is 11% higher than that approved at the Annual Shareholders’ Meeting held on April 15, 2015, for the period between May 2015 and April 2016, mainly reflecting the effects of inflation. The global compensation effectively recognized between May 2015 and April 2016 is estimated to be 2% lower than the amount approved in 2015.

B – Compensation proposal for the members of the Fiscal Council

The proposal for the total compensation of the members of the Fiscal Council for the term of their mandates (between May 2016 and April 2017) is R$ 59,880.00 (fifty-nine thousand eight hundred eighty Reais) monthly, with a monthly payment of R$ 17,500.00 (seventeen thousand five hundred Reais) to the chairman of the Fiscal Council and R$ 16,200.00 (sixteen thousand two hundred Reais) to the other effective members(¹).

The amount proposed is 9% higher than the amount approved at the Annual Shareholders’ Meeting held on April 15, 2015, for the period between May 2015 and April 2016. The global compensation effectively recognized between May 2015 and April 2016 for the members of the Fiscal Council was in line with the amount approved.

For further information, including policy or practice about the compensation of the Board of Directors, Statutory and non-Statutory Officers and Fiscal Council, see Annex V or item 13 – Management compensation. We highlight that the amounts included in this compensation proposal differ from those of Annex V as a result of different reference periods of the documents.

(¹)	Montlhy individual compensation for members of the Fiscal Council does not include charges on payroll.

ANNEX V – ITEM 13 OF THE REFERENCE FORM

13. Management compensation

13.1. Compensation policy or practice for the Board of Directors, Statutory and non-statutory Officers and Fiscal Council

a. Purpose of the compensation policy or practice

The purposes of Ultrapar’s compensation policy and practices are (i) to align the interests between executives and shareholders, based on the principle of sharing risks and returns, (ii) to converge individual goals to the Company’s strategy, and (iii) to recognize the contribution and retain professionals, based on market references.

Following these principles, Ultrapar adopts a differentiated and competitive compensation plan, a plan that includes the use of value creation metrics to establish variable compensation targets, differentiated benefits to executives and a stock ownership plan.

b. Compensation composition

i. Description and purpose of each compensation component

Board of Directors

•	Fixed compensation: a monthly amount, in order to follow the market standards, composed exclusively by compensation and contribution to the social security, in order to remunerate the responsibility and complexity inherent to the position. The Chairman and the Vice Chairman earn a higher amount than other directors as a result of the positions held.

•	Compensation for the participation in specialized committees: a monthly amount, equivalent to 1/3 of the Director’s compensation, independent of the position held in the Board of Directors. If a Director is appointed for more than one specialized committee, the monthly amount is equivalent to 50% of the Director’s compensation.

•	Variable compensation: not practiced.

Fiscal Council

•	Fixed compensation: a monthly amount approved by shareholders in the annual meeting, composed exclusively by compensation and contribution to the social security, in order to remunerate the responsibility and complexity inherent to the position of member of the fiscal council. The compensation of each member of the Fiscal Council must be equal to, at least, 10% of the average salary of the Statutory Officers. The chairman earns a higher amount than other members of the Fiscal Council as a result of the position held.

•	Variable compensation: not practiced.

Officers

•	Fixed compensation (salary and direct and indirect benefits): a monthly amount paid with the purpose of remunerating the responsibility and complexity inherent to each position, the individual contribution and the experience of each professional. The fixed compensation of Officers includes salaries, contribution to social security, vacation bonus, thirteenth salary, health care plan (medical), group life insurance and physical checkup, among others. The direct and indirect benefits are intended to follow the practices adopted by the market and to recognize the individual contribution.

•	Short-term variable compensation: an annual amount paid in order to align the interests of the executives with those of the Company. This amount is linked to (i) the businesses performance, which is measured through the Economic Value Added (EVA®) metric, and (ii) the achievement of annual individual goals established based on the strategic planning and focused on expansion and operational excellence projects, people development and market positioning, among others.

•	Long-term variable compensation: the purpose of this portion is to align long-term interests of executives and shareholders and to retain executives. The program effective from 2006 to 2011 was paid in 2012 after verified the achievement of the established goals. This compensation was a result of the stock price at the end of 2011, which surpassed the goal of more than doubling the value of the Company’s shares between 2006 and 2011, generating significant returns to Ultrapar’s shareholders. The current program, set up in February 2014, establishes that Ultrapar’s CEO may receive additional variable compensation as a result of the performance of the Company’s shares between 2013 and 2017.

•	Share ownership compensation plan: the purpose of the stock ownership plan is to align long-term interests of executives and shareholders and to retain executives. Since 2003, Ultrapar has adopted a stock ownership plan under which the executive receives the beneficial ownership of shares held in treasury, for a period of 5 to 10 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Participation in the stock ownership plan derives from the function of the executive’s performance, the expectations of future contribution and long-term retention aiming at materializing projects and future results.

•	Post-retirement benefit: aiming at encouraging long-term savings, since 2001 Ultrapar has offered a defined contribution plan managed by Ultraprev – Associação de Previdência Complementar. Under the terms of this plan, the basic contribution of each executive is calculated by the application of a percentage of his or her salary. Ultrapar contributes, on behalf of the executive, with an amount equal to his or her basic contribution up to the limit of 11% of his or her reference salary. In addition, besides the contribution FGTS, Ultrapar established in 2010 a planned retirement policy with the purpose of preparing the executive for his or her retirement and to structure succession plans in the Company. The post-retirement benefit resulting from this policy mainly consists in an additional compensation for the termination of the employment relationship by the initiative of the Company. The CEO is not eligible to this retirement policy.

ii. Proportion of each component in overall compensation

The table below presents the proportion of each component in the overall management compensation in 2015, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post- retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total
Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Officers	35%	44%	7%	0%	14%	100%

The table below presents the proportion of each component in the overall management compensation in 2014, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post- retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total
Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Officers	39%	36%	10%	0%	15%	100%

The table below presents the proportion of each component in the overall management compensation in 2013, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post- retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total
Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Officers	40%	39%	9%	0%	12%	100%

iii. Calculation and adjustment methodology for each compensation component

Board of Directors

•	Fixed compensation: annually reviewed based on market assessments.

Fiscal Council

•	Fixed compensation: annually reviewed based on the compensation of the Statutory Officers and market practices. See “Item 13.1.b.i. Description and purpose of each compensation component.”

Officers

Officers’ fixed and short-term variable compensation is set out based on reference to the relevant market, taking into consideration a methodology that attributes value to the position according to factors such as the required expertise, problem solving ability and impact on earnings. The sum of the fixed and short-term variable portions aims at reaching the third quartile of the market in the event of the achievement of 100% of the targets established for variable compensation.

•	Fixed compensation: annually reviewed based on market practices, identified through salary surveys, as well as the evolution of the professional’s experience and responsibility. Benefits are based on market references.

•	Short-term variable compensation: grounded on the concept of profit sharing, this component is calculated based on the Company’s economic performance and on the individual performance, that together result in a salary multiple. Business performance is measured in relation to economic value added (EVA®) growth targets established for 3 to 4-year periods and annually verified. The individual performance is assessed based on the adherence to annual targets established in accordance with the strategic planning.

•	Long-term variable compensation: a variable compensation based on the performance of the Company’s shares, calculated by the evolution of the value of the share at the end of 2012 compared to the value at the end of 2017. Such compensation shall be paid in three installments, in January 2018, 2019 and 2020, if the share value of Ultrapar, at the end of 2017, is higher than a pre-established minimum level, reflecting the goal of more than doubling the value of the Company’s share in five years.

•	Share ownership compensation plan: the amount of shares to be granted to the executives is annually defined by the Board of Directors and the value attributed to such grant corresponds to the Company’s share price at the granting date. The effect recognized in net earnings corresponds to the total amount of the shares granted accrued over the beneficial ownership period.

•	Post-retirement benefit: reflects the executive’s period in the Company, age and fixed compensation.

iv. Reasons supporting the composition of the compensation

The Company’s compensation strategy combines short and long-term elements according to the principles of alignment of interests and maintenance of a competitive compensation, in order to retain and adequately compensate our executives in accordance with their responsibilities and the value created for the Company and its shareholders.

v. Non-compensated members and supporting reasons

All the members of the Board of Directors, Fiscal Council and Officers of the Company are remunerated.

c. Key performance indicators for establishing each compensation component

•	Fixed compensation: the responsibility and complexity inherent to the position, the experience of the professional and market practices.

•	Short-term variable compensation: EVA® growth targets established for each business and for Ultrapar and achievement of individual targets.

•	Long-term variable compensation: the evolution of Ultrapar’s share value.

•	Share compensation plan: evolution of performance and accomplishment of individual goals throughout the years and expectation of future contribution to the Company’s goals.

•	Post-retirement benefit: not linked to performance indicators.

d. How compensation is structured to reflect the evolution of performance indicators

•	Fixed compensation: from periodic performance assessments.

•	Short-term variable compensation: evolution linked to the progression of the Company’s results under the concept of economic value added (EVA®), subject to the achievement of a minimum pre-set level.

•	Long-term variable compensation: the amount correspondent to the program effective between 2012 and 2017 (see “Items 13.1.b.i. and 13.1.b.iii”) will be a function of the achievement of the established minimum target linked to the Company’s share price appreciation.

•	Share compensation plan: the potential benefit associated with the stock ownership plan will be vested if the executive remains in the Company or in its controlled companies in the long term, thus committing to sustained value generation.

e. Relationship between the compensation policy or practice and the interests of the Company

Ultrapar’s compensation policy and practices aim at short and long-term alignment with the interests of shareholders. Short-term and long-term variable compensation, which is a material portion of the overall compensation, is linked to economic value added growth targets, that is the main interest of shareholders. Variable compensation also strengthens the focus of the executives to the adherence to the strategic growth plan approved by the Board of Directors, with short-term compensation being linked to annual growth goals of value generation and long-term compensation being directly linked to the evolution of the Company’s market value. The stock ownership plan turns executives into shareholders of the Company and is a strong element for aligning long-term interests.

f. Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling companies

The whole compensation of Ultrapar’s Statutory Officers is supported by its subsidiaries or controlled companies, as a result of their activities as managers of such companies. For a breakdown of the amounts supported by each subsidiary or controlled company and the nature of such payments, see “Item 13.15. Amounts recorded in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation payable to the members of the Company’s Board of Directors, Fiscal Council and Statutory Officers.”

g. Existence of any compensation or benefit linked to the occurrence of any specific corporate event, such as the transfer of the issuer’s shareholding control

There is no compensation or benefit linked to the occurrence of corporate events.

Regarding the long-term variable compensation, in the event of the consolidation of the controlling interest of the Company prior to the end of 2017 and it is verified that the pre-established minimum level was accomplished at the date of the consolidation, then the compensation will be paid in advance.

13.2. Compensation recognized in the results of 2013, 2014, 2015 and estimated for the fiscal year 2016 to the members of the Board of Directors, the Fiscal Council and the Statutory Officers

Compensation recognized for the fiscal year 2013

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Total number of members(1)	9.00	3.00	6.00	18.00
Number of compensated members	9.00	3.00	6.00	18.00
Annual fixed compensation	4,055.6	549.5	12,147.3	16,752.3
Salary	3,019.7	457.9	7,295.5	10,773.1
Direct and indirect benefits	—	—	2,043.4	2,043.4
Participation in committees	211.9	—	—	211.9
Others(²)	824.0	91.6	2,808.3	3,723.9
Variable compensation	—	—	11,838.2	11,838.2
Bonus	—	—	—	—
Profit sharing	—	—	11,838.2	11,838.2
Compensation for the participation in meetings	—	—	—	—
Commission	—	—	—	—
Others	—	—	—	—
Post-retirement benefit	—	—	2,599.6	2,599.6
Benefits due to the interruption in the exercise of the position	—	—	—	—
Stock-based compensation	—	—	3,641.8	3,641.8
Total compensation	4,055.6	549.5	30,226.8	34,831.9

(¹)	Number of members according to CVM Official Letter/2/2016.
(²)	Includes (i) the donation of the compensation of a member of the Board of Directors to a charity indicated by him and (ii) social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM Official Letter/2/2016.

Compensation recognized for the fiscal year 2014

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Total number of members(1)	9.00	3.00	6.92	18.92
Number of compensated members	9.00	3.00	6.92	18.92
Annual fixed compensation	4,409.8	591.2	14,126.3	19,127.3
Salary	3,275.7	492.6	8,563.6	12,331.9
Direct and indirect benefits	—	—	2,300.2	2,300.2
Participation in committees	259.6	—	—	259.6
Others(2)	874.6	98.5	3,262.5	4,235.6
Variable compensation	—	—	13,334.7	13,334.7
Bonus	—	—	—	—
Profit sharing	—	—	11,651.0	11,651.0
Compensation for the participation in meetings	—	—	—	—
Commission	—	—	—	—
Others	—	—	1,683.7	1,683.7
Post-retirement benefit	—	—	3,659.9	3,659.9
Benefits due to the interruption in the exercise of the position		—	—	—
Stock-based compensation	—	—	5,461.8	5,461.8
Total compensation	4,409.8	591.2	36,582.7	41,583.7

(¹)	Number of members according to CVM/SEP Official Letter/2/2016.
(²)	Includes (i) the partial donation of the compensation of a member of the Board of Directors to a charity indicated by him and (ii) social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM Official Letter/2/2016.

Compensation recognized for the fiscal year 2015

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Total number of members(1)	8.83	3.00	7.00	18.83
Number of compensated members	8.83	3.00	7.00	18.83
Annual fixed compensation	5,289.5	638.8	15,251.5	21,179.8
Salary	3,963.7	516.2	9,182.4	13,662.3
Direct and indirect benefits	—	—	2,576.5	2,576.5
Participation in committees	320.1	0	—	320.1
Others(2)	1,005.7	122.6	3,492.7	4,620.9
Variable compensation	—	—	19,519.7	19,519.7
Bonus	—	—	—	—
Profit sharing	0	0	17,218.1	17,218.1
Compensation for the participation in meetings	—	—	—	—
Commission	—	—	—	—
Others	0	0	2,301.6	2,301.6
Post-retirement benefit	0	0	2,936.0	2,936.0
Benefits due to the interruption in the exercise of the position	—	—	—	—
Stock-based compensation	0	0	6,125.9	6,125.9
Total compensation	5,289.5	638.8	43,833.2	49,761.5

(1)	Number of members according to CVM/SEP Official Letter/2/2016.
(2)	Includes (i) the partial donation of the compensation of a member of the Board of Directors and a member of the Fiscal Council to a charity indicated by them and (ii) social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM / SEP Official Letter/2/2016.
(3)	The value in 2015 was recognized according to the results achieved.
(4)	Long-term variable compensation. See 13.1.b.iii. Methodology of calculation and readjustment of each of the elements of remuneration”.

Projected compensation for the fiscal year 2016

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Total number of members(1)	9.00	3.00	7.00	19.00
Number of compensated members	9.00	3.00	7.00	19.00
Annual fixed compensation	5,745.6	697.9	18,217.4	24,660.9
Salary	4,428.0	581.6	10,748.4	15,758.0
Direct and indirect benefits	—	—	3,420.8	3,420.8
Participation in committees	360.0	—	—	360.0
Others(2)	957.6	116.3	4,048.2	5,122.1
Variable compensation	—	—	21,095.8	21,095.8
Bonus	—	—	—	—
Profit sharing(3)	—	—	17,764.6	17,764.6
Compensation for the participation in meetings	—	—	—	—
Commission	—	—	—	—
Others(4)	—	—	3,331.2	3,331.2
Post-retirement benefit	—	—	4,242.4	4,242.4
Benefits due to the interruption in the exercise of the position	—	—	—	—
Stock-based compensation	—	—	6,514.1	6,514.1
Total compensation	5,745.6	697.9	50,069.7	56,513.2

(1)	Number of members according to CVM/SEP Official Letter/2/2016.
(2)	Includes social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM / SEP Official Letter/2/2016.
(3)	Value projected for 2016 assumes the achievement of the proposed targets.
(4)	Long-term variable compensation. See 13.1.b.iii. Methodology of calculation and readjustment of each of the elements of remuneration”.

13.3. Variable compensation in the fiscal years of 2013, 2014, 2015 and estimated compensation for the fiscal year 2016 of the Board of Directors, the Fiscal Council and the Statutory Officers

	Board of Directors	Fiscal Council	Statutory Officers
	(in thousands of reais, except for the number of members)
Total number of members 2013	9.00	3.00	6.00
Number of compensated members 2013	0.00	0.00	6.00
Total number of members 2014	9.00	3.00	6.92
Number of compensated members 2014	0.00	0.00	6.92
Total number of members 2015	8.83	3.00	7.00
Number of compensated members 2015	0.00	0.00	7.00
Total number of members 2016	9.00	3.00	7.00
Number of compensated members 2016	0.00	0.00	7.00
Related to Bonus:
Minimum amount set out in the compensation plan	N/A	N/A	N/A
Maximum amount set out in the compensation plan	N/A	N/A	N/A
Amount set out in the compensation plan, upon achievement of the targets established	N/A	N/A	N/A
Amount effectively recognized results	N/A	N/A	N/A
Related to profit sharing:
Minimum amount set out in the compensation plan	N/A	N/A	Zero
Maximum amount set out in the compensation plan	N/A	N/A	Obs	(¹)
Amount set out in the compensation plan for 2013, upon achievement of the goals established	N/A	N/A	11,169.6
Amount effectively recognized in 2013 result	N/A	N/A	11,838.2
Amount set out in the compensation plan for 2014, upon achievement of the goals established	N/A	N/A	13,752.7
Amount effectively recognized in 2014 result	N/A	N/A	11,651.0
Amount set out in the compensation plan in 2015, upon achievement of the goals established	N/A	N/A	14,908.8
Amount effectively recognized in 2015 result	N/A	N/A	17,218.1
Amount provided in the compensation plan in 2016, upon achievement of the goals established	N/A	N/A	17,764.6
Amount to be recognized in 2016 result	N/A	N/A	17,764.6

(¹)	For the portion related to individual performance, the evaluation typically ranges from 50% to 150% of the established targets. As for the portion related to financial performance, the evaluation is directly linked to the value created in the year, as measured by EVA®. Therefore, there is no maximum value foreseen or approved in the compensation plan. If the targets established for 2016 are met, we estimate the amount of R$ 17,764.6 thousand as profit sharing.

13.4. Description of the share compensation plan for the Statutory Officers

a. General terms and conditions

Since 2003 Ultrapar has adopted a stock ownership plan under which the executive has the beneficial ownership of shares held in treasury, for a period of 5 to 10 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. The amount of shares and the selected executives are set by the Board of Directors, with no obligation of an annual grant. The total amount of shares to be used in the stock ownership plan is subject to the existence of such shares in treasury. Ultrapar’s Board members are not entitle to a stock ownership plan.

Ultrapar does not have an active stock ownership option plan.

b. Primary purposes of the plan

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

c. How the plan contributes to the achievement of the purposes

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

d. How the plan fits into the Company’s compensation policy

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

e. How the plan aligns the management’s and Company’s interests

See “Item 13.1.e. Relationship between the compensation policy or practice and the interests of the Company”.

f. Maximum number of shares

The total number of shares to be granted under the stock ownership plan is subject to the existence of such shares in treasury. In December 31, 2015, 13,321,356 shares were held in treasury. For information on the shares already granted to the Company’s Statutory Officers, see “Item 13.5. Share compensation plan – information on shares granted to the Statutory Officers”.

g. Maximum number of options to be granted

Not applicable.

h. Conditions for acquisition of shares

Shares are granted to executives in amounts previously set out by the Board of Directors. These shares will remain in treasury, for a period that may range from 5 to 10 years, a period in which the executive has only the beneficial ownership of the shares. The obtainment of the effective ownership of the shares depends on the completion of the mentioned term and on the maintenance of the relationship between the executive and the Company or its subsidiaries during such period.

i. Criteria for setting the acquisition or exercise price

Not applicable.

j. Criteria for setting the exercise period

Not applicable.

k. Settlement method

Not applicable.

l. Restrictions to the transfer of shares

The shares granted to executives remain in the Company’s treasury for a term that can range from 5 to 10 years, period in which the executive holds the beneficial ownership of such shares, but not their effective ownership. Shares can only be freely traded after the termination of the mentioned term and, therefore, upon the obtainment of the effective ownership of the shares. See “Item 13.5. Share compensation plan – information on shares granted to the Statutory Officers.”

m. Criteria and events which, upon verification, will trigger suspension, modification or cancellation of the plan

Not applicable.

n. Effects of the withdrawal of a member from the Company’s management bodies on the rights set forth in the share compensation plan

The achievement of the effective ownership of the shares is subject to the maintenance of the professional relationship between the executive and the Company or its subsidiaries during the period established in the contract.

13.5. Share compensation plan – information about shares granted to the Statutory Officers

Since 2003, Ultrapar has adopted a stock ownership plan to the Statutory Officers and the non-statutory officers under which the executive has the beneficial ownership of shares held in treasury, for a period of 5 to 10 years, after which the ownership of the shares is effectively obtained, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Ultrapar’s Board of Directors does not have a stock ownership plan. In addition, Ultrapar does not have an active stock option plan. The table below presents a summary of the information on shares granted to Statutory Officers by December 31, 2015:

Body	Statutory Officers
Total number of members	6
Number of compensated members	1	2	1	2	3	4	1	3	2	1	1	1
Granting Date(1)	18-Dec-03	04-Oct-04	14-Dec-05	09-Nov-06	12-Dec-07	08-Oct-08	16-Dec-09	10-Nov-10	07-Nov-12	03-Feb-14	05-Mar-14	10-Dec-14
Number of shares granted(2)	239,200	94,300	20,000	133,600	100,000	496,000	40,000	140,000	70,000	150,000	38,400	100,000
Period for the share effective ownership to be transferred	Nov-13	Sep-14	Nov-15	Oct-16	1/3 in Nov-12	1/3 in Sep-13	1/3 in Nov-14	1/3 in Oct-15	1/3 in Oct-17	1/3 in Jan-18	1/3 in Mar-19	1/3 in Dec-19
					1/3 in Nov-13	1/3 in Sep-14	1/3 in Nov-15	1/3 in Oct-16	1/3 in Oct-18	1/3 in Jan-19	1/3 in Mar-20	1/3 in Dec-20
					1/3 in Nov-14	1/3 in Sep-15	1/3 in Nov-16	1/3 in Oct-17	1/3 in Oct-19	1/3 in Jan-20	1/3 in Mar-21	1/3 in Dec-21
Price assigned to the shares granted (R$/share)	7.58	10.20	8.21	11.62	16.17	9.99	20.75	26.78	42.90	50.64

(1)	Includes shares granted from 2004 to 2008 to certain officers who were not Statutory Officers at the granting date
(2)	The number and the price of shares granted were adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting in February 10, 2011.

Assuming that the amount of shares granted follows the average of the shares granted in the last years, we estimate that approximately 200 thousand additional shares will be granted to Statutory Officers in 2016.

13.6. Stock options outstanding

Ultrapar does not have a stock option plan opened.

13.7. Stock options exercised and shares granted in connection with the share remuneration plan of the Statutory Officers

In 2013, the effective ownership of 437,856 shares was transferred to Statutory Officers, related to shares with beneficial ownership granted in 2003, 2007 and 2008. In 2014, (i) the beneficial ownership of 288,400 shares was granted to Statutory Officers and (ii) the effective ownership of 306,300 shares was transferred to Statutory Officers, related to shares with beneficial ownership granted in 2004, 2007, 2008 and 2009. In 2015, the effective ownership of 245,332 shares was transferred to Statutory Officers, related to shares with beneficial ownership granted in 2005, 2008, 2009 and 2010. Additionally, Ultrapar does not have an open stock option plan.

13.8. Information necessary for the understanding of items 13.5 to 13.7

The price assigned to the shares granted corresponds to the Company’s share price at the granting date, retroactively adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting in February 10, 2011. Ultrapar does not have an active stock option plan.

13.9. Number of shares and any other securities convertible into shares issued by the Company, its direct or indirect controlling shareholders, controlled companies or companies under common control, whether directly or indirectly by members of the Board of Directors, the Fiscal Council or the Statutory Executive Officers

The table below presents the direct or indirect shares held by the current members of the Board of Directors, the Fiscal Council and the Statutory Officers as of December 31, 2015.

	Total	%
	(number of shares)
Board of Directors	23,835,839	4%
Direct ownership	185,984	0%
Indirect ownership	23,649,855	4%
Through Ultra S.A.(1)	23,649,855	4%
Fiscal Council	—	0%
Direct ownership	—	0%
Indirect ownership	—	0%
Statutory Officers	1,621,151	0%
Direct ownership	1,621,151	0%
Indirect ownership	—	0%
Total	25,456,990	5%

Shares representing the capital	556,405,096	100%

(1)	Shares issued by Ultrapar owned indirectly by a member of the Board of Directors through participation in Ultra S.A.capital.

On January 31, 2014 the Extraordinary General Meetings of Ultrapar and Extrafarma approved the incorporation by Ultrapar of all shares issued by Extrafarma. As a consequence, 12,021,100 new common registered shares, with no par value of the Company were issued, increasing the number of shares of capital stock to 556,405,096 shares. Of the new shares issued, 1,717,300 shares were delivered to Mr. Paulo Correa Lazera, who became a member of Ultrapar’s executive board on the same date.

Mr. Paulo Correa Lazera left Ultrapar’s management in July 2015. Therefore, his shares do not compose the table above.

Changes in Ultrapar’s ownership occurred after December 31, 2015 are not included in the table above.

13.10. Pension plans of the members of the Board of Directors and Statutory Officers

Body	Board of Directors	Statutory Officers
Total number of members	8.83	7.00

Number of compensated members	8.83	7.00

Name of the Plan	N/A	ULTRAPREV – Associação de Previdência Complementar – Defined Contribution Plan

Number of members who qualify for retirement(1)	N/A	4

Conditions for early retirement	N/A	- 55 years old - Minimum 5 years of employment with the sponsor - Minimum 5 years of participation in the plan - Termination of employment with the sponsor

Adjusted amount of the accumulated contributions to the private pension plan until the end of the last fiscal year, reduced by the portion related to contributions made directly by the members(²) (in thousand of reais)	N/A	9,542.3

Accumulated total amount of the contributions made during the last fiscal year, reduced by the portion related to the contributions made directly by the members (in thousand of reais)	N/A	1,028.1

Possibility and conditions for early redemption	N/A	The plan includes an option of redemption upon termination of employment, even if not all conditions for retirement are met

(¹)	Managers who meet the conditions of age, period of employment and period of participation in the plan. Termination of employment is required for retirement.
(²)	Total amount of the contributions made by the sponsor since adhesion to the plan, plus return.

13.11.	Maximum, minimum and average compensation of the Board of Directors, Fiscal Council and Statutory Officers in 2013, 2014 and 2015

2013
	Statutory Officers	Board of Directors	Fiscal Council
Body	(in thousands of reais, except for the number of members)
Total number of members	6.00	9.00	3.00
Number of compensated members	6.00	9.00	3.00
Highest individual compensation	6,588.9	1,279.3	192.1
Lowest individual compensation	3,390.3	289.2	178.7
Average individual compensation	5,037.8	450.6	183.2

2014
	Statutory Officers	Board of Directors	Fiscal Council
Body	(in thousands of reais, except for the number of members)
Total number of members	6.92	9.00	3.00
Number of compensated members	6.92	9.00	3.00
Highest individual compensation	10,756.5	1,376.2	206.5
Lowest individual compensation	3,551.7	311.5	192.3
Average individual compensation	5,286.5	490.0	197.1

2015
	Statutory Officers	Board of Directors	Fiscal Council
Body	(in thousands of reais, except for the number of members)
Total number of members	7.00	8.83	3.00
Number of compensated members	7.00	8.83	3.00
Highest individual compensation	13,069.0	1,493.1	224.9
Lowest individual compensation	3,710.1	399.5	208.5
Average individual compensation	6,261.9	599.0	212.9

The information relating to Statutory Officers in 2014 and 2015 includes the long-term variable compensation plan, related to the five-year period between 2013 and 2017 established for the CEO.

The lowest individual compensation of the Statutory Officers in 2014 and 2015, of the Board of Directors and the Fiscal Council in 2015 were considered excluding the members who remained in office for less than 12 months in the respective management bodies.

13.12. Agreements, insurance policies or other instruments that provide for compensation or indemnification mechanisms for the management in the event of removal from position or retirement

In addition to the contribution to FGTS, Ultrapar implemented in 2010 a planned retirement policy in order to prepare each executive to retirement and to structure succession plans in the Company. The post-retirement benefit resulting from this policy mainly consists in an additional compensation for the termination of the employment relationship by the initiative of the Company, equivalent to 0.5 of the monthly salary for each year of relationship with the Company, up to 9 monthly salaries. The CEO is not eligible to this policy.

13.13. Percentage of the overall compensation payable to each body recognized in the Company’s results related to the members of the Board of Directors, the Fiscal Council or the Statutory Officers who are related parties of the controlling shareholders

Prior to the Conversion, Ultra S.A. held 66% of the Company’s common shares. On the date of the Conversion, Ultra S.A. became holder of 24% of Ultrapar’s common and total capital. As a result, Ultrapar no longer has a controlling shareholder as defined in Article 116 of the Brazilian Corporate Law. However, on August 16, 2011, Ultra S.A. signed a participation contract with BM&FBOVESPA as the shareholder that exercises the control of the Ultrapar, as defined in the Novo Mercado regulation. On January 31, 2015, Ultra S.A. held 22% of Ultrapar’s shares.

The percentage of the compensation of members of the Board of Directors and of the Statutory Officers who are related parties of Ultra S.A. Participações on the overall compensation paid to such bodies were 63% and 0%, respectively, in 2013 and 2014 and 53% and 0%, respectively, in 2015.

13.14. Amounts recognized in the Company’s results as compensation to members of the Board of Directors, the Fiscal Council or the Statutory Officers, aggregated by body, for any reason other than the position held by such members

The members of the Board of Directors, the Fiscal Council and the Statutory Officers did not receive any compensation other than the compensation for to the position held by such members in the Company or in its subsidiaries.

13.15. Amounts recognized in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation to the members of the Company’s Board of Directors, the Fiscal Council or the Statutory Officers in 2013, 2014 and 2015.

The whole compensation of Statutory Officers is supported by subsidiaries or controlled companies as a result of to their activities as managers of such companies. Total compensation of the Board of Directors and of the Fiscal Council is directly supported by the Company.

Statutory Officers – 2013
(in thousand of reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Total
Annual fixed compensation	3,269.3	1,230.0	123.4	2,577.1	867.2	2,629.5	139.6	1,311.1	12,147.3
Salary	1,938.5	716.3	70.2	1,572.5	516,6	1,617.7	83.9	779.9	7,295.5
Direct and indirect benefits	1,330.8	513.7	53.2	1,004.7	350.6	1,011.9	55.7	531.3	4,851.8
Variable compensation	3,186.3	1,148.9	—	2,962.1	776.7	2,686.3	126.2	951.6	11,838.2
Profit sharing	3,186.3	1,148.9	—	2,962.1	776.7	2,686.3	126.2	951.6	11,838.2
Others	—	—	—	—	—	—	—	—	—
Post-retirement benefit	940.7	75.2	7.3	722.8	53.2	386.0	8.6	405.9	2,599.6
Benefits due to the interruption in the exercise of the position	—	—	—	—	—	—	—	—	—
Stock-based compensation	1,690.2	—	—	633.4	—	596.9	—	721.3	3,641.8

Total compensation	9,086.4	2,454.1	130.7	6,895.3	1,697.1	6,298.8	274.4	3,390.0	30,226.8

Statutory Officers – 2014
(in thousand of reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Imifarma Prod. Farm. Cosméticos S/A	Total
Annual fixed compensation	3,339.4	1,291.9	124.6	3,156.7	932.6	2,655.9	149.8	1,448.3	1,027.2	14,126.3
Salary	1,982.8	781.9	70.2	1,954.3	556.5	1,631.0	90.4	856.4	640.0	8,563.6
Direct and indirect benefits	1,356.6	510.0	54.4	1,202.3	376.1	1,024.8	59.4	591.9	387.2	5,562.7
Variable compensation	3,736.0	1,033.6	—	2,971.9	620.4	2,988.0	100.8	1,030.6	853.3	13,334.7
Profit sharing	2,894.2	1,033.6	—	2,971.9	620.4	2,146.2	100.8	1,030.6	853.3	11,651.0
Others	841.8	—	—	—	—	841.8	—	—	—	1,683.7
Post-retirement benefit	1,518.9	78.5	7.3	604.6	57.1	796.5	9.3	447.3	140.4	3,659.9
Benefits due to the interruption in the exercise of the position	—	—	—	—	—	—	—	—	—	—
Stock-based compensation	2,471.50	—	—	369.2	—	1,970.2	—	650.8	—	5,461.8

Total compensation	11,065.8	2,404.1	131.9	7,102.4	1,610.2	8,410.6	259.8	3,577.1	2,020.9	36,582.7

Statutory Officers – 2015
(in thousand of reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Imifarma Prod. Farm. Cosméticos S/A	Total
Annual fixed compensation	3,913.3	1,713.4	123.9	3,634.6	980.9	2,909.3	160.3	1,620.4	195.5	15,251.6
Salary	2,270.1	1,050.6	70.2	2,252.0	595.3	1,771.2	96.7	954.2	122.0	9,182.4
Direct and indirect benefits	1,643.2	662.9	53.6	1,382.6	385.7	1,138.1	63.6	666.2	73.4	6,069.2
Variable compensation	5,487.8	1,975.3	—	4,190.1	1,400.1	4,926.7	227.4	889.3	423.1	19,519.7
Profit sharing	4,336.9	1,975.3	—	4,190.1	1,400.1	3,775.9	227.4	889.3	423.1	17,218.1
Others	1,150.8	—	—	—	—	1,150.8	—	—	—	2,301.6
Post-retirement benefit	1,087.6	104.6	7.3	676.4	61.3	560.6	10.0	339.2	88.9	2,936.0
Benefits due to the interruption in the exercise of the position	—	—	—	—	—	—	—	—	—	—
Stock-based compensation	3,408.2	—	—	147.7	—	1,994.7	—	575.4	—	6,125.9

Total compensation	13,896.9	3,793.3	131.1	8,648.8	2,442.4	10,391.4	397.6	3,424.3	707.5	43,833.2

13.16.	Other information deemed relevant by the issuer

Not applicable.

ANNEX VI – ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

12. Annual General Meeting and Management

12.5. Information about the candidates for Fiscal Council indicated or supported by the management

Fiscal Council

Name	Date of Birth	Profession	CPF	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer	Elected by controlling shareholders	Consecutive offices
Flavio César Maia Luz	07/27/1951	Engineer	636.622.138-34	Member of Fiscal Council (Effective)	04/13/16	Until 2017 AGM	—	No	11
Mario Probst	05/30/1953	Business administrator and accountant	029.415.318-74	Member of Fiscal Council (Effective)	04/13/16	Until 2017 AGM	—	No	11
Nilson Martiniano Moreira	07/26/1968	Bank employee	583.491.386-53	Member of Fiscal Council (Effective)	04/13/16	Until 2017 AGM	—	No	—
Márcio Augustus Ribeiro	12/27/1954	Engineer	006.211.088-80	Member of Fiscal Council (Alternate)	04/13/16	Until 2017 AGM	—	No	9
Pedro Ozires Predeus	05/04/1944	Accountant	005.474.508-00	Member of Fiscal Council (Alternate)	04/13/16	Until 2017 AGM	—	No	11
Paulo Cesar Pascotini	07/20/1959	Bank employee	246.904.300-04	Member of Fiscal Council (Alternate)	04/13/16	Until 2017 AGM	—	No	2

All the members indicated to the Fiscal Council are independent, in accordance with Article 162 and paragraphs of the Brazilian Corporate Law.

i. Main professional experience over the last 5 years

Fiscal Council

Effective members

Flavio César Maia Luz

Company	Position	Main activity of the company	Company is part of the issuers’ economic group or is controlled by shareholder of the issuer that owns an interest of, directly or indirectly, 5% or above
Ultrapar Participações S.A.	• Chairman of the Fiscal Council (2005-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk	Yes

Itaúsa S.A.	• Member of the Fiscal Council (2014-current)	Holding engaged in financial and industrial segments (chemical, electronic, wood panels, sanitary ware and materials)	No

CTEEP S.A.	• Member of Fiscal Council (2012-current)	Company that operates in the energy sector	No

Senior Solutions S.A.	• Member of the Board of Directors (2012-current)	IT Company	No

Ser Educacional S.A.	• Member of the Board of Directors (2010-current)	Education Company	No
Doing Business Consultoria Empresarial Ltda.	• Managing partner (2010-current)	Business and corporate finance boutique	No

Mario Probst

Company	Position	Main activity of the company	Company is part of the issuers’ economic group or is controlled by shareholder of the issuer that owns an interest of, directly or indirectly, 5% or above
Ultrapar Participações S.A.	• Member of the Fiscal Council (2005-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk	Yes
Mahle Metal Leve S.A.	• Member of the Fiscal Council (2015 – current)	Company in the automotive business	No
Odontoprev S.A.	• Member of the Fiscal Council (2007-2014)	Company in the dental plans business	No
Companhia Brasileira de Distribuição	• Member of the Fiscal Council (2009-2014)	Company in the retail sector	No
Via Varejo S.A.	• Member of the Fiscal Council (2010-2012)	Company in the retail sector	No
Hospital Alemão Oswaldo Cruz	• Member of Deliberative Council (2007-current)	Hospital	No

Nilson Martiniano Moreira

Company	Position	Main activity of the company	Company is part of the issuers’ economic group or is controlled by shareholder of the issuer that owns an interest of, directly or indirectly, 5% or above
Banco do Brasil S.A.	• Officer (2009-current)	Financial institution	No
BB Tecnologia e Serviços	• Member of the Board of Directors (2014-2015)	Bank technology company (part of Banco do Brasil S/A.)	No
CIP	• Alternate member of Board of Directors (2015-current)	Financial institution	No

Alternate members

Márcio Augustus Ribeiro

Company	Position	Main activity of the company	Company is part of the issuers’ economic group or is controlled by shareholder of the issuer that owns an interest of, directly or indirectly, 5% or above
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2007-atual)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk	Yes

Pedro Ozires Predeus

Company	Position	Main activity of the company	Company is part of the issuers’ economic group or is controlled by shareholder of the issuer that owns an interest of, directly or indirectly, 5% or above
Ultrapar Participações S.A.	Alternate member of the Fiscal Council (2005-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk	Yes
Grupo Iochpe-Maxion	Member of the Audit Committee (2005-2013)	Industrial holding	No
PriceWaterhouseCoopers (PWC)	Retired partner	Audit firm	No
Religious and social services organization	Member of the Board and the Audit Committee (2004-2012)	–	No
Alma Clínica de Doenças Nervosas S/S Ltda.	Administrative and Financial Officer (2013 – current)	Family-owned medical clinic	No

Paulo Cesar Pascotini

Company	Position	Main activity of the company	Company is part of the issuers’ economic group or is controlled by shareholder of the issuer that owns an interest of, directly or indirectly, 5% or above
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2014 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk	Yes
Banco do Brasil S.A.	• Executive Manager (2009-2012)	Financial institution	No

ii. All management positions currently held in other companies or Third Sector organizations

Fiscal Council

Effective members

Flavio César Maia Luz

– Projeto Quixote – Alternate Member of the Fiscal Council

Mario Probst

– Hospital Alemão Oswaldo Cruz. – Memeber of the Fiscal Council

– Aldeias Infantis SOS – Brasil – Member of the Board of officers

n. Events occurred over the last 5 years, related to:

i. any criminal sentence

ii. any judgment in administrative proceeding by CVM and the penalties applied

iii. any final and unappealable judgment, at legal or administrative level, which has suspended or disqualified the candidate in connection with the performance of any professional or business activity

Candidates for the Fiscal Council informed the Company that there were no criminal conviction in CVM administrative proceeding or any other legal or administrative conviction that has suspended their ability or unqualified them to perform any professional or business activity.

12.6. Percentage of participation in meetings held in the last term

Effective member	Number of meetings held by the Fiscal Council from April/15 to March/16	% of participation of the effective member in the meetings
Flavio César Maia Luz	12	100%
Mario Probst	12	100%

Mr. Nilson Martiniano Moreira was not an effective member of the Fiscal Council in the period shown in the table.

12.7. Information about the members of statutory committees, the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not established by the Bylaws

Candidates nominated in this document do not belong to audit, risk, financial and remuneration committees or structures involved in the decision-making process of the management or administrative bodies of the Company as consultants or supervisors.

On June 28, 2011, it was approved, at the extraordinary general shareholders’ meeting, amendments to the Company’s Bylaws. Among these amendments, the creation of audit and compensation committees were approved, as ancillary bodies of the Board of Directors, each with three members. The audit committee is composed of three independent members, of whom, at least, two are not member of the Board of Directors. The remuneration committee is composed of, at least, two independent members.

According to Article 41 of the Company’s Bylaws, in the event the Fiscal Council is settled by the Company, it shall act as the Audit Committee with all duties required for the Audit Committee pursuant to the Company’s Bylaws, and its members are subject to all the requirements and limitations provided for by the law. The Audit Committee will not operate in any fiscal year when a Fiscal Council is installed.

12.8. Percentage of participation of the members of statutory committees, the audit committee, the risk committee, the finance committee and the remuneration committee held by the respective board in the same period, occurred after the investiture date

Not applicable.

12.9.	Material relationship, stable union or family relationship up to the second degree between:

a. the Company’s officers and directors:

None.

b. (i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s subsidiaries, whether direct or indirect

None.

c. (i) the Company’s or its subsidiaries’ officers and directors, whether direct or indirect and (ii) the Company’s direct or indirect controlling shareholders

Not applicable.

d. (i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s controlling shareholders, whether direct or indirect

None.

12.10. Subordination, service rendering or control relationships kept, over the last 3 fiscal years, between the Company’s management and:

a. any of the Company’s direct or indirect subsidiaries, except those in which the issuer holds, directly or indirectly, the entire share capital

None.

b. any of the Company’s direct or indirect controlling shareholders

None.

c. if material, any supplier, customer, debtor or creditor of the Company, its subsidiary or controlling shareholders or the subsidiaries of any of the foregoing

In December 2015, the subsidiary IPP, had fixed and floating rate loans in the amount of R$ 3.1 billion with Banco do Brasil, a financial institution where Mr. Nilson Martiniano Moreira, candidate to the position of effective Member of the Fiscal Council is currently Supplies and Shared Services Officer.

Mr. Nilson Martiniano Moreira is not currently part of Ultrapar’s management.

GLOSSARY

References in the items 10, 12.5 to 12.10 and 13 of the Reference Form which are part of this document, to “Ultrapar”, “we”, “our”, “us” and “the Company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires).

In addition, all references in this document to:

“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda. and Conveniência Ipiranga Norte Ltda.;

“American Chemical” are to American Chemical I.C.S.A;

“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian Association of Vehicle Producers;

“ABRAFARMA” are to Associação Brasileira de Farmácias e Drogarias, the Brazilian Association of Pharmacies and Drugstores;

“ANP” are to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

“BM&FBOVESPA” are to the Bolsa de Valores, Mercadorias e Futuros de São Paulo, the São Paulo Stock Exchange;

“Brazilian government” are to the federal government of the Federative Republic of Brazil;

“Cia. Ultragaz” are to Companhia Ultragaz S.A.;

“ConectCar” are to ConectCar Soluções de Mobilidade Eletrônica S.A.

“Conversion” are to the conversion of all preferred shares issued by the company into common shares, at a ratio of 1 (one) preferred share for 1 (one) common share, as approved at the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting, both held on June 28, 2011;

“CVM” are to Comissão de Valores Mobiliários, the Brazilian securities authority;

“Extrafarma” are to Imifarma Produtos Farmacêuticos e Cosméticos S.A.;

“FGTS” are to Fundo de Garantia do Tempo de Serviço;

“LPG” are to liquefied petroleum gas;

“IFRS” are to International Financial Reporting Standards;

“Ipiranga” are to Ultrapar’s subsidiaries which operate in the fuel and lubricant distribution and related activities;

“IPP” are to Ipiranga Produtos de Petróleo S.A.;

“LPG International” are to LPG International Inc.;

“Maxfácil” are to Maxfácil Participações S.A.;

“Note” or “Notes” are to Notes to the Consolidated Financial Statements of Ultrapar for the year ended December 31, 2015;

“Oxiteno Nordeste” are to Oxiteno Nordeste S.A. Indústria e Comércio;

“Oxiteno Overseas” are to Oxiteno Overseas Co.;

“Oxiteno” are to Oxiteno S.A. Indústria e Comércio, our wholly owned subsidiary and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals;

“Petrobras” are to Petróleo Brasileiro S.A.;

“Real”, “Reais” or “R$” are to Brazilian reais, the official currency of Brazil;

“Serma” are to Association of users of data processing equipment and related services responsible for IT services for Ultrapar;

“Temmar” are to Terminal Marítimo do Maranhão S.A.;

“Tequimar” are to Terminal Químico de Aratu S.A.;

“Ultra S.A.” are to Ultra S.A. Participações, a holding company owned by members of the founding family and senior management of Ultrapar. Ultra S.A. is the largest shareholder of Ultrapar, holding 22% of its total capital stock. Prior to the Conversion, Ultra S.A. owned 66% of the voting capital of Ultrapar;

“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide logistics services for liquid bulk cargo;

“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG and;

“US$”, “dollar”, “dollars” or “U.S. dollars” are to the United States dollar.

ANNEX VII – RE-RATIFICATION OF THE ANNUAL COMPENSATION IN 2012, 2013 AND 2014

ANNEX VII – PROPOSAL FOR RE-RATIFICATION OF THE ANNUAL COMPENSATION OF 2012, 2013 AND 2014

To comply with the CVM understanding expressed in the Official Letter nr 0114/2015/CVM/SEP/GEA-2, received by the Company on March 26, 2015, and with the CVM’s decision on Proceeding CVM nr RJ2014/6629, published on CVM’s website on March 20, 2015, Ultrapar included in the Company’s Management compensation the amount assigned to the stock plan and to post-retirement benefit. Consequently, Management compensation values approved for 2012, 2013 and 2014 are hereby submitted to re-ratification at the Extraordinary General Shareholders Meeting, as shown below:

(in thousand R$)	Amount approved	Expenses with Post-retirement benefit and stock-plan	Total
May/14 to April/15	35,500.0	10,191.9	45,691.9
May/13 to April/14	26,600.0	6,388.6	32,988.6
May/12 to April/13	25,500.0	6,065.5	31,565.5

Further information related to Management compensation is available in Annex V of this document – Item 13 of Reference Form.

MODEL FOR POWER OF ATTORNEY

Power of Attorney

Through the intermediary of this private instrument, [ Shareholder ], [[ nationality ], [ civil status ], [occupation ], bearer of the identity document, number [•] [ issuing entity], resident and domiciled at [full address] or [legal entity duly incorporated in accordance with the laws of [•], with its head offices at [•], enrolled at the Taxpayer Register under number [•]] (“Principal”), nominates and constitutes as [his/her/its] attorney-in-fact SANDRA LÓPEZ GORBE, Brazilian, single, lawyer, national identity card RG nr. 094233582-IFP/RJ, professional identity card OAB/RJ nr. 097181, and enrolled at the Taxpayers Register CPF/MF under nr. 035.539.407-35; THIAGO DE MELLO RIBEIRO COUTINHO, Brazilian, married, lawyer, national identity card RG nr. 1790900-SSP/PB, professional identity card OAB/SP nr. 176386, and enrolled at the Taxpayers Register CPF/MF under nr. 265.000.098-86; DENIZE SAMPAIO BICUDO, Brazilian, single, lawyer, national identity card RG nr. 32.308.230-0-SSP/SP, professional identity card OAB/SP nr. 239.515, and enrolled at the Taxpayers Register CPF/MF under nr. 220.578.448-03; CAIO MARON ZANINI, Brazilian, single, lawyer, national identity card RG nr. 34.616.342-SSP/SP, professional identity card OAB/SP under nr. 256.842, and enrolled at the Taxpayers Register CPF/MF under nr. 312.347.968-48, FLÁVIA HELENA DA SILVA MELLO MOURA, Brazilian, married, lawyer, national identity RG nº 35.114.378-6-SSP/SP, professional identity card OAB/SP under nº 293.405 and enrolled at the Taxpayers Register CPF/MF under nr. 011.592.781-64; with powers, acting individually and independently of the order of nomination, to represent the Principal as holder of [•] ([number of shares in words]) common shares issued by Ultrapar Participações S.A., a publicly-traded company registered in the corporate tax register (CNPJ/MF) under number 33.256.439/0001-39, with corporate headquarters at Av. Brigadeiro Luís Antônio, nr. 1343, in the City and State of São Paulo (“Company”), in the Ordinary and Extraordinary General Meeting to be held at 2:00 p.m., on April, 13, 2016, at the corporate headquarters of the Company, signing the Shareholders’ Presence Register of the Company and the minutes of the Annual and Extraordinary General Shareholders’ Meeting for the specific purpose of voting in strict conformity with the following guidance:

(1) To approve the Management Report and the Financial Statements of the Company for the fiscal year ending December 31, 2015:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(2) To approve the proposal for the allocation of the Company’s net earnings for the fiscal year ending December 31, 2015:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(3) To set the compensation of the members of Management as proposed by the Management of the Company:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(4.a) To elect the members of the Fiscal Council as proposed by the Management of the Company:

Effective Member	Alternate Member
Flavio Cesar Maia Luz	Márcio Augustus Ribeiro
Mario Probst	Pedro Ozires Predeus
Nilson Martiniano Moreira	Paulo Cesar Pascotini

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(4.b) To set the compensation of the Fiscal Council as proposed by the Management of the Company:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(5) Re-Ratification of the annual overall compensation paid to the Company’s Management in 2012, 2013 And 2014, as proposed by the Management of the Company:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

The attorneys-in-fact hereby nominated have no right or obligation whatsoever to take any other measures in the name of the Principal not expressly provided for in this instrument or which are necessary to its exact fulfillment.

This power of attorney, which may be delegated in full or partially, shall be valid for the aforementioned Annual and Extraordinary General Shareholders’ Meeting, whether installed upon the first convening notice or upon the second convening notice.

[day] [ month ] 2016.

[ Shareholder ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2016

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Manual for Shareholders’ Participation in the Annual Shareholders’ Meeting of April 13, 2015)